                                                                Registration No.
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                REGISTRATION STATEMENT
                                ----------------------
                                     TO FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                      ----------

                           NATIONWIDE VL SEPARATE ACCOUNT-C
                                (EXACT NAME OF TRUST)


                                      ----------

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                 ONE NATIONWIDE PLAZA
                                 COLUMBUS, OHIO 43215
                 (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)


                                   DENNIS W. CLICK
                                   ---------------

                                      SECRETARY
                                 ONE NATIONWIDE PLAZA
                                COLUMBUS, OHIO  43215
                       (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                      ----------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.
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                                        1of 81

                          CROSS REFERENCE TO ITEMS REQUIRED
                                    BY FORM N-8B-2

N-8B-2 ITEM                                            CAPTION IN PROSPECTUS

 1 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
                                                  Insurance  Company
                                                  The Variable Account
 2 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
                                                  Insurance  Company
 3 . . . . . . . . . . . . . . . . . . . . . . . .Custodian of Assets
 4 . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
 5 . . . . . . . . . . . . . . . . . . . . . . . .The Variable Account
 6 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
 7 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
 8 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
 9 . . . . . . . . . . . . . . . . . . . . . . . .Legal Proceedings
10 . . . . . . . . . . . . . . . . . . . . . . . .Information About The
                                                  Policies; How
                                                  The Cash Value Varies; Right
                                                  to Exchange for a Fixed
                                                  Benefit Policy;
                                                  Reinstatement; Other Policy
                                                  Provisions
11 . . . . . . . . . . . . . . . . . . . . . . . .Investments of The Variable
                                                  Account
12 . . . . . . . . . . . . . . . . . . . . . . . .The Variable Account
13 . . . . . . . . . . . . . . . . . . . . . . . .Policy Charges
                                                  Reinstatement
14 . . . . . . . . . . . . . . . . . . . . . . . .Underwriting and Issuance -
                                                  Premium Payments
                                                  Minimum Requirements for
                                                  Issuance of a Policy
15 . . . . . . . . . . . . . . . . . . . . . . . .Investments of the Variable
                                                  Account; Premium Payments
16 . . . . . . . . . . . . . . . . . . . . . . . .Underwriting and Issuance -
                                                  Allocation of Cash Value
17 . . . . . . . . . . . . . . . . . . . . . . . .Surrendering The Policy for
                                                  Cash
18 . . . . . . . . . . . . . . . . . . . . . . . .Reinvestment
19 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
20 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
21 . . . . . . . . . . . . . . . . . . . . . . . .Policy Loans
22 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
23 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
24 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
25 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
                                                  Insurance  Company
26 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
27 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
                                                  Insurance  Company
28 . . . . . . . . . . . . . . . . . . . . . . . .Company Management
29 . . . . . . . . . . . . . . . . . . . . . . . .Company Management
30 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
31 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
32 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
33 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
34 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
35 . . . . . . . . . . . . . . . . . . . . . . . .Nationwide Life and Annuity
                                                  Insurance  Company
36 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
37 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable

N-8B-2 ITEM                                       CAPTION IN PROSPECTUS

38 . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
39 . . . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
40 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
41(a). . . . . . . . . . . . . . . . . . . . . . .Distribution of The Policies
42 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
43 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
44 . . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value Varies
45 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
46 . . . . . . . . . . . . . . . . . . . . . . . .How The Cash Value Varies
47 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
48 . . . . . . . . . . . . . . . . . . . . . . . .Custodian of Assets
49 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
50 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
51 . . . . . . . . . . . . . . . . . . . . . . . .Summary of The Policies;
                                                  Information About The Policies
52 . . . . . . . . . . . . . . . . . . . . . . . .Substitution of Securities
53 . . . . . . . . . . . . . . . . . . . . . . . .Taxation of The Company
54 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
55 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
56 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
57 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
58 . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
59 . . . . . . . . . . . . . . . . . . . . . . . .Financial Statements

                    NATIONWIDE LIFE AND ANNUITY INSURANCE  COMPANY
                                   P.O. Box 182150
                              Columbus, Ohio  43218-2150
                          (800) 547-7548, TDD (800) 238-3035

        CORPORATE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
               ISSUED BY NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

                     THROUGH ITS NATIONWIDE VL SEPARATE ACCOUNT-C

The Life Insurance Policies offered by this prospectus are variable universal life insurance policies (collectively referred to as the "Policies"). The Policies are designed for use by corporations and employers, to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies also may provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. The death benefit and Cash Value of the Policies may vary to reflect the experience of Nationwide VL Separate Account-C (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at Net Asset Value, shares of a designated Underlying Mutual Fund in the following series:


                     AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
             A MEMBER OF THE AMERICAN CENTURY (SM) FAMILY OF INVESTMENTS
     American Century VP Income & Growth     American Century VP International
                              American Century VP Value
                                       DREYFUS
                The Dreyfus Socially Responsible Growth Fund, Inc.
                            Dreyfus Stock Index Fund, Inc.
          Dreyfus Variable Investment Fund - Capital Appreciation Portfolio
                      FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio:  Service Class      Growth Portfolio:  Service Class
High Income Portfolio:  Service Class   Overseas Portfolio:  Service Class
                     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                         Contrafund Portfolio:  Service Class
                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
                    Growth Opportunities Portfolio:  Service Class
                                    MORGAN STANLEY
        Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio
       Van Kampen American Capital Life Investment Trust - Morgan Stanley Real
                             Estate Securities Portfolio
                          NATIONWIDE SEPARATE ACCOUNT TRUST
                 Capital Appreciation Fund     Government Bond Fund
                         Money Market Fund   Total Return Fund
                               Nationwide Balanced Fund
                            Nationwide Equity Income Fund
                            Nationwide Global Equity Fund
                           Nationwide High Income Bond Fund
                          Nationwide Multi Sector Bond Fund
                       Nationwide Select Advisers Mid Cap Fund
                           Nationwide Small Cap Value Fund
                            Nationwide Small Company Fund
                           Nationwide Strategic Growth Fund
                           Nationwide Strategic Value Fund

                     NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
               AMT Guardian Portfolio   AMT Mid-Cap Growth Portfolio
                                AMT Partners Portfolio
                          OPPENHEIMER VARIABLE ACCOUNT FUNDS
          Oppenheimer Capital Appreciation Fund   Oppenheimer Growth Fund
                           Oppenheimer Growth & Income Fund
                          VAN ECK WORLDWIDE INSURANCE TRUST
          Worldwide Emerging Markets Fund    Worldwide Hard Assets Fund
                                 WARBURG PINCUS TRUST
          Growth & Income Portfolio     International Equity Portfolio
                            Post-Venture Capital Portfolio


NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGE AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

               THE DATE OF THIS PROSPECTUS IS                    .
                                              --------------------

                                  GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy.

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life and Annuity Insurance Company.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of the Code. It represents the level annual premiums required to mature the Policy under guaranteed mortality and current expense charges, and an interest rate of 4%.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy data page.

MATURITY DATE-The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-For any Policy month, the Net Amount at Risk is the death benefit at the beginning of the Policy month minus the Cash Value calculated at the beginning of the Policy month prior to deduction of the base Policy cost of insurance charge.

NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy data page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT-The portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy data page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy data page.

SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE - An amount deducted from the Cash Value if the Policy is surrendered. This amount is zero.

TARGET PREMIUM - The level annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.


VARIABLE ACCOUNT-A separate investment account of the Company, Nationwide VL Separate Account-C.

                                  TABLE OF CONTENTS
GLOSSARY OF TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
SUMMARY OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . . . 8
     The Variable Account and its Sub-Accounts. . . . . . . . . . . . . . . 8
     The Fixed Account. . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . 8
     Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY . . . . . . . . . . . . . . . 9
THE VARIABLE ACCOUNT. . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     Investments of the Variable Account. . . . . . . . . . . . . . . . . .10
     American Century Variable Portfolios, Inc., a member of the

         American Century-SM- Family of Investments . . . . . . . . . . . .11
     Dreyfus Stock Index Fund, Inc. . . . . . . . . . . . . . . . . . . . .11
     The Dreyfus Socially Responsible Growth Fund, Inc. . . . . . . . . . .11
     Dreyfus Variable Investment Fund . . . . . . . . . . . . . . . . . . .12
     Fidelity Variable Insurance Products Fund: Service Class . . . . . . .12
     Fidelity Variable Insurance Products Fund II: Service Class. . . . . .13
     Fidelity Variable Insurance Products Fund III: Service Class . . . . .13
     Morgan Stanley Universal Funds, Inc. . . . . . . . . . . . . . . . . .13
     Nationwide Separate Account Trust. . . . . . . . . . . . . . . . . . .13
     Subadvised Nationwide Funds. . . . . . . . . . . . . . . . . . . . . .14
     Neuberger & Berman Advisers Management Trust . . . . . . . . . . . . .16
     Oppenheimer Variable Account Funds . . . . . . . . . . . . . . . . . .17
     Van Eck Worldwide Insurance Trust. . . . . . . . . . . . . . . . . . .17
     Van Kampen American Capital Life Investment Trust. . . . . . . . . . .18
     Warburg Pincus Trust . . . . . . . . . . . . . . . . . . . . . . . . .18
     Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
     Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
     Dollar Cost Averaging. . . . . . . . . . . . . . . . . . . . . . . . .20
     Substitution of Securities . . . . . . . . . . . . . . . . . . . . . .20
     Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
INFORMATION ABOUT THE POLICIES. . . . . . . . . . . . . . . . . . . . . . .21
     Underwriting and Issuance. . . . . . . . . . . . . . . . . . . . . . .21
     -Minimum Requirements for Issuance of a Policy . . . . . . . . . . . .21
     -Premium Payments. . . . . . . . . . . . . . . . . . . . . . . . . . .21
     Allocation of Net Premium and Cash Value . . . . . . . . . . . . . . .21
     Short-Term Right to Cancel Policy. . . . . . . . . . . . . . . . . . .22
POLICY CHARGES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22
     Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . . .22
     Deductions from Cash Value . . . . . . . . . . . . . . . . . . . . . .22
     -Monthly Cost of Insurance . . . . . . . . . . . . . . . . . . . . . .22
     -Monthly Administrative Charge . . . . . . . . . . . . . . . . . . . .23
     Deductions from the Sub-Accounts . . . . . . . . . . . . . . . . . . .23
     Reduction of Charges (Policy and Sub-Accounts) . . . . . . . . . . . .23
     Expenses of the Underlying Mutual Funds. . . . . . . . . . . . . . . .23
HOW THE CASH VALUE VARIES . . . . . . . . . . . . . . . . . . . . . . . . .25
     How the Investment Experience is Determined. . . . . . . . . . . . . .25
     Net Investment Factor. . . . . . . . . . . . . . . . . . . . . . . . .26
     Valuation of Assets. . . . . . . . . . . . . . . . . . . . . . . . . .26
     Determining the Cash Value . . . . . . . . . . . . . . . . . . . . . .26
     Valuation Periods and Valuation Dates. . . . . . . . . . . . . . . . .26
SURRENDERING THE POLICY FOR CASH. . . . . . . . . . . . . . . . . . . . . .26
     Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . . .26
     Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . .27
     Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . .27
     -Preferred Partial Surrenders. . . . . . . . . . . . . . . . . . . . .27
     -Reduction of the Specified Amount . . . . . . . . . . . . . . . . . .27
     Maturity Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . .27
     Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . . .27

POLICY LOANS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
     Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . . .28
     Effect on Investment Performance . . . . . . . . . . . . . . . . . . .28
     Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
     Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . . .29
     Repayment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
HOW THE DEATH BENEFIT VARIES. . . . . . . . . . . . . . . . . . . . . . . .29
     Calculation of the Death Benefit . . . . . . . . . . . . . . . . . . .29
     Proceeds Payable on Death. . . . . . . . . . . . . . . . . . . . . . .30
RIGHT OF CONVERSION . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
CHANGES OF INVESTMENT POLICY. . . . . . . . . . . . . . . . . . . . . . . .31
GRACE PERIOD. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
REINSTATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
THE FIXED ACCOUNT OPTION. . . . . . . . . . . . . . . . . . . . . . . . . .31
CHANGES IN EXISTING INSURANCE COVERAGE. . . . . . . . . . . . . . . . . . .32
     Specified Amount Increases . . . . . . . . . . . . . . . . . . . . . .32
     Specified Amount Decreases . . . . . . . . . . . . . . . . . . . . . .32
     Changes in the Death Benefit Option. . . . . . . . . . . . . . . . . .32
OTHER POLICY PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Policy Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Error in Age . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     Suicide. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .34
     Nonparticipating Policies. . . . . . . . . . . . . . . . . . . . . . .34
     Riders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .34
LEGAL CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .34
DISTRIBUTION OF THE POLICIES. . . . . . . . . . . . . . . . . . . . . . . .34
CUSTODIAN OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . .35
TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35
     Policy Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .35
     -Non-Resident Aliens . . . . . . . . . . . . . . . . . . . . . . . . .36
     Taxation of the Company. . . . . . . . . . . . . . . . . . . . . . . .36
     Tax Changes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .36
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .37
COMPANY MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . .37
     Directors of the Company . . . . . . . . . . . . . . . . . . . . . . .37
     Executive Officers of the Company. . . . . . . . . . . . . . . . . . .38
OTHER CONTRACTS ISSUED BY THE COMPANY . . . . . . . . . . . . . . . . . . .39
STATE REGULATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39
REPORTS TO POLICY OWNERS. . . . . . . . . . . . . . . . . . . . . . . . . .39
ADVERTISING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39
LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .40
REGISTRATION STATEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . .40
LEGAL OPINIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .40
APPENDIX 1. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .41
PERFORMANCE TABLES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .NA

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                               SUMMARY OF THE POLICIES


VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life and Annuity Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value.

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other Policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated. In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at Net Asset Value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for administrative and sales expenses, state premium taxes, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     1.   monthly cost of insurance; plus
     2. monthly cost of any additional benefits provided by riders to the Policy; plus
     3. an administrative expense charge. This charge is currently $5.00 per month. The charge may be increased at the sole discretion of the Company but is guaranteed not to exceed $10.00 per month.

The Company also deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% in the first through fourth Policy Years, 0.25% in fifth through twentieth Policy Years and 0.10% thereafter.

There are no Surrender Charges.

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund (See "Expenses of the Underlying Mutual Funds").

PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three monthly deductions. A Policy may be issued to an Insured up to age 80. For a limited time, the Policy Owner has the right to cancel the Policy and receive a full refund of premiums paid (see "Short-Term Right to Cancel Policy"). The Initial Premium is due on the Policy Date. It will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page. Premiums, other than the Initial Premium may be made at any time while the Policy is in force.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE  COMPANY

Nationwide Life and Annuity Insurance Company (the "Company"), is a stock life insurance company organized under the laws of the State of Ohio in February, 1981. The Company is a member of Nationwide Insurance Enterprise which includes Nationwide Financial Services, Inc., Nationwide Life Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43215.


The Company offers a multiple line of products, including annuities. It is admitted to do business in 46 states and the District of Columbia (for additional information, see "The Company").

                                 THE VARIABLE ACCOUNT

The Variable Account was established by the Company on July 22, 1997. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.


The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments of the Variable Account (see "How the Death Benefit Varies" and "How Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts. The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Funds designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Any subsequent Net Premiums received after this period will be allocated based on the fund allocation factors.

No less than 1% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy").

These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:


     1. American Century Variable Portfolios, Inc., a member of the American Century-SM- Family of Investments, managed by American Century Variable Portfolios, Inc.;

     2. Dreyfus Stock Index Fund, managed by The Dreyfus Corporation/Mellon Equity Associates;

     3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation/NCM Capital Management Group;

     4. Dreyfus Variable Investment Fund: Service Class, managed by The Dreyfus Corporation/Fayez Sarofim & Company;

     5. Fidelity Variable Insurance Products Fund: Service Class, managed by Fidelity Management & Research Company;

     6. Fidelity Variable Insurance Products Fund II: Service Class, managed by Fidelity Management & Research Company;

     7. Fidelity Variable Insurance Products Fund III: Service Class, managed by Fidelity Management & Research Company;

     8. Morgan Stanley Universal Funds, Inc. managed by Morgan Stanley Asset Management, Inc.

     9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

     10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

     11.  Oppenheimer Variable Accounts Funds, managed by OppenheimerFunds,
          Inc.;

     12. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

     13. Van Kampen American Capital Life Investment Trust, managed by Van Kampen American Capital Management, Inc.; and

     14.  Warburg Pincus Trust, managed by Warburg Pincus Asset Management, Inc.


A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY -SM- FAMILY OF INVESTMENTS

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management investment company, which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     -AMERICAN CENTURY VP INTERNATIONAL

     INVESTMENT OBJECTIVE: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stocks and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the Fund manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities.

     -AMERICAN CENTURY VP VALUE

     INVESTMENT OBJECTIVE: Long-term capital growth; income is a secondary objective. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate to large market capitalizations that are believed by the Fund manager to be undervalued at the time of purchase.

     -AMERICAN CENTURY VP INCOME & GROWTH

     INVESTMENT OBJECTIVE: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique, known as portfolio optimization, may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

DREYFUS STOCK INDEX FUND, INC.

The Dreyfus Stock Index Fund, Inc., is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

     INVESTMENT OBJECTIVE: To provide investment results that correspond to the price and yield performance of publicly traded common stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. Dreyfus serves as the Fund's investment advisor. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     INVESTMENT OBJECTIVE:    Capital growth through equity investment in
     companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. Dreyfus serves as the investment manager.

     -CAPITAL APPRECIATION PORTFOLIO

     INVESTMENT OBJECTIVE:    Long-term capital growth consistent with the
     preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund ("Fidelity VIP Fund") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of Fidelity VIP Fund are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the manager for Fidelity VIP Fund and its portfolios.

     -EQUITY-INCOME PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE:    Reasonable income by investing primarily in
     income-producing equity securities. In choosing these securities FMR will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     -GROWTH PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes sense for you if can afford to ride out changes in the stock market because the Portfolio invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     -HIGH INCOME PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

     - at least 65% in income-producing debt securities and preferred stocks, including convertible securities

     - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be speculative in nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's Investor Services, Inc. ("Moody's") or C- by Standard & Poor's Corporation ("S&P") which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

-OVERSEAS PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II ("Fidelity VIP Fund II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. Fidelity VIP Fund II's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the manager of Fidelity VIP Fund II and its portfolios.

     -CONTRAFUND PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III ("Fidelity VIP Fund III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. Fidelity VIP Fund III's shares are purchased by insurance companies to fund benefits under variable life insurance and annuity contracts. FMR is the manager for Fidelity VIP Fund III and its portfolios.

     -GROWTH OPPORTUNITIES PORTFOLIO:  SERVICE CLASS

     INVESTMENT OBJECTIVE: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

     -EMERGING MARKETS DEBT PORTFOLIO

     INVESTMENT OBJECTIVE: High total return by investing primarily in dollar-and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust ("NSAT") is a diversified, open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to life insurance company separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts. The assets of the Trust are managed by Nationwide Advisory Services, Inc., ("NAS") a wholly-owned subsidiary of Nationwide Life Insurance Company.

     -CAPITAL APPRECIATION FUND

     INVESTMENT OBJECTIVE: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have better-than-average potential for sustained capital growth over the long term.

     -GOVERNMENT BOND FUND

     INVESTMENT OBJECTIVE: As high level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the United States government, its agencies or instrumentalities.

     -MONEY MARKET FUND

     INVESTMENT OBJECTIVE: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

     -TOTAL RETURN FUND

     INVESTMENT OBJECTIVE: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation.
     To maximize this potential, NAS may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

                             SUBADVISED NATIONWIDE FUNDS

     -NATIONWIDE BALANCED FUND

     SUBADVISER:  SALOMON BROTHERS ASSET MANAGEMENT, INC.

     INVESTMENT OBJECTIVE: Primarily seeks above average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities; but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

     -NATIONWIDE EQUITY INCOME FUND

     SUBADVISER:  FEDERATED INVESTMENT COUNSELING

     INVESTMENT OBJECTIVE: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

     -NATIONWIDE GLOBAL EQUITY FUND

     SUBADVISER:  J. P. MORGAN INVESTMENT MANAGEMENT INC.

     INVESTMENT OBJECTIVE: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

     -NATIONWIDE HIGH INCOME BOND FUND

     SUBADVISER:  FEDERATED INVESTMENT COUNSELING

     INVESTMENT OBJECTIVE: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by S & P or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

     -NATIONWIDE MULTI SECTOR BOND FUND

     SUBADVISER: SALOMON BROTHERS ASSET MANAGEMENT, INC. WITH SALOMON BROTHERS ASSET MANAGEMENT LIMITED

     INVESTMENT OBJECTIVE: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc., broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset Management Limited, pursuant to which the Subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

     -NATIONWIDE SELECT ADVISERS MID CAP FUND

     SUBADVISERS: FIRST PACIFIC ADVISORS, INC., PILGRIM BAXTER & ASSOCIATES, LTD., AND RICE, HALL, JAMES & ASSOCIATES

     INVESTMENT OBJECTIVE: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion); under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

     -NATIONWIDE SMALL CAP VALUE FUND

     SUBADVISER:  THE DREYFUS CORPORATION

     INVESTMENT OBJECTIVE: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by Dreyfus, the Fund's subadviser.

     -NATIONWIDE SMALL COMPANY FUND

     SUBADVISERS: DREYFUS CORPORATION, NEUBERGER & BERMAN, L.P., PICTET INTERNATIONAL MANAGEMENT LIMITED WITH VAN ECK ASSOCIATES CORPORATION, STRONG CAPITAL MANAGEMENT, INC. AND WARBURG PINCUS ASSET MANAGEMENT, INC.

     INVESTMENT OBJECTIVE: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

     -NATIONWIDE STRATEGIC GROWTH FUND

     SUBADVISER:  STRONG CAPITAL MANAGEMENT INC.

     INVESTMENT OBJECTIVE: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

     -NATIONWIDE STRATEGIC VALUE FUND

     SUBADVISER:  STRONG CAPITAL MANAGEMENT INC./SCHAFER CAPITAL MANAGEMENT INC.

     INVESTMENT OBJECTIVE: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N & B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N & B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Portfolios of N & B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N & B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.)The investment advisor is N & B Management.

     -AMT GUARDIAN PORTFOLIO

     INVESTMENT OBJECTIVE: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N & B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

     -AMT MID-CAP GROWTH PORTFOLIO

     INVESTMENT OBJECTIVE: Capital appreciation by investing in equity securities of medium-sized companies that N & B Management believes have the potential for long-term, above-average capital appreciation.

     Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N & B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

     -AMT PARTNERS PORTFOLIO

     INVESTMENT OBJECTIVE: Capital growth by investing in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     -OPPENHEIMER CAPITAL APPRECIATION FUND

     INVESTMENT OBJECTIVE: Capital appreciation by investing in "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets, and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     -OPPENHEIMER GROWTH & INCOME FUND

     INVESTMENT OBJECTIVE: High total return, which includes growth in the value of its shares as well as current income from equity and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation interests, asset backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

     -OPPENHEIMER GROWTH FUND

     INVESTMENT OBJECTIVE: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of various insurance companies to fund the benefits of variable insurance and annuity policies. The investment advisor and manager is Van Eck Associates Corporation.

     -WORLDWIDE EMERGING MARKETS FUND

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth. Peregrine Asset Management (Hong Kong) Limited serves as sub-investment advisor to this Fund.

     -WORLDWIDE HARD ASSETS FUND

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber and industrial and precious metals. Income is a secondary consideration.


VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

The Van Kampen American Capital Life Investment Trust is an open-end, diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the investment adviser.

     -MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits, from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end, management investment company organized in March 1995 as a business trust under the laws of the Commonwealth of Massachusetts. It offers shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg, Pincus Asset Management, Inc. ("Warburg")

     -GROWTH & INCOME PORTFOLIO

     INVESTMENT OBJECTIVE:    Long-term growth of capital and income by
     investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its assets in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/earnings ratio, price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

     -INTERNATIONAL EQUITY PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Warburg have their principal business activities and interest outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

     -POST-VENTURE CAPITAL PORTFOLIO

     INVESTMENT OBJECTIVE: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.

REINVESTMENT

The funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Net Premium and Cash Value").

TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-Accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

Transfers made from the Fixed Account must be made within 45 days after the end of an interest rate guarantee period (the period of time for which the current interest crediting rate is guaranteed by the Company). The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year.


Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of the Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Policy Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Policy Owner.

Policy Owners who have entered into a dollar cost averaging agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING


The Policy Owner may direct the Company to automatically transfer from the Nationwide Separate Account Trust ("NSAT") Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account to any other
Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy
Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account will be processed monthly until either the value in the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.


The Company reserves the right to discontinue offering dollar cost averaging upon 30 days written notice to Policy Owners. However, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management, further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the Net Asset Value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                            INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey). Policies may be issued to Insured's who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an Initial Premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the Policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force. Each premium payment must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment which results in an increase in the Net Amount at Risk. The Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in this prospectus.

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued in within seven days after it receives the Policy. The amount of the refund will be either the premiums paid or the Cash Surrender Value. The scope of this right varies by state. The exact policy provision approved or used in a particular state will be disclosed in any policy issued.

                                    POLICY CHARGES
DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years, and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The Company does not expect to make a profit from this charge.

DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     1.   monthly cost of insurance charges; plus

     2.   monthly cost of any additional benefits provided by riders; plus

     3.   monthly administrative expense charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount at Risk. If death benefit Option 1 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will be unisex and will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Male Mortality Table, Age Last Birthday, aggregate as to tobacco status (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the 1980 CSO.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical", guaranteed issue or simplified issue basis to certain categories of individuals. Due to the underwriting criteria established for policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly administrative expense charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. On a current basis this charge is $5.00 per month in all Policy Years. On a guaranteed basis this charge is $10.00 per month in all Policy Years.

DEDUCTIONS FROM THE SUB-ACCOUNTS

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.


To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges.


The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES (POLICY AND SUB-ACCOUNTS)

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company, are rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:


                                             UNDERLYING MUTUAL FUND ANNUAL EXPENSES(1)
                                       (AS A PERCENTAGE OF UNDERLYING MUTUAL FUND NET ASSETS)

                                                                             Management                            Total Mutual
                                                                                Fees           Other Expenses      Fund Expenses
----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -                                    0.70%               0.00%               0.70%
American Century VP Income & Growth
American Century Variable Portfolios, Inc. -                                    1.50%               0.00%               1.50%
American Century VP International
American Century Variable Portfolios, Inc. -                                    1.00%               0.00%               1.00%
American Century VP Value
The Dreyfus Socially Responsible Growth Fund, Inc.*                             0.72%               0.24%               0.96%
Dreyfus Stock Index Fund, Inc.                                                  0.25%               0.05%               0.30%
Dreyfus Variable Investment Fund - Capital                                      0.75%               0.09%               0.84%
Appreciation Portfolio
Fidelity VIP Fund - Equity-Income Portfolio:  Service Class***                  0.51%               0.17%               0.68%
Fidelity VIP Fund - Growth Portfolio:  Service Class***                         0.61%               0.18%               0.79%
Fidelity VIP Fund - High Income Portfolio:  Service Class***                    0.59%               0.22%               0.81%
Fidelity VIP Fund - Overseas Portfolio:  Service Class***                       0.76%               0.27%               1.03%
Fidelity VIP Fund II - Contrafund Portfolio:  Service Class***                  0.61%               0.23%               0.84%
Fidelity VIP Fund III - Growth Opportunities Portfolio:  Service Class***       0.61%               0.26%               0.87%
Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio          0.80%               0.50%               1.30%
NSAT Capital Appreciation Fund                                                  0.65%               0.03%               0.68%
NSAT Government Bond Fund                                                       0.55%               0.02%               0.57%
NSAT Money Market Fund                                                          0.45%               0.02%               0.47%
NSAT Total Return Fund                                                          0.65%               0.02%               0.67%
NSAT Nationwide Balanced Fund**                                                 0.75%               0.15%               0.90%
NSAT Nationwide Equity Income Fund**                                            0.80%               0.15%               0.95%
NSAT Nationwide Global Equity Fund**                                            1.00%               0.20%               1.20%
NSAT Nationwide High Income Bond Fund**                                         0.80%               0.15%               0.95%
NSAT Nationwide Multi-Sector Bond Fund**                                        0.75%               0.15%               0.90%
NSAT Nationwide Select Advisers Mid Cap Fund**                                  1.05%               0.15%               1.20%
NSAT Nationwide Small Cap Value Fund**                                          0.97%               0.08%               1.05%
NSAT Nationwide Small Company Fund                                              1.00%               0.10%               1.10%
NSAT Nationwide Strategic Growth Fund**                                         0.90%               0.10%               1.00%
NSAT Nationwide Strategic Value Fund                                            0.90%               0.10%               1.00%
Neuberger & Berman AMT Guardian Portfolio**                                     0.55%               0.45%               1.00%
Neuberger & Berman AMT Mid-Cap Growth Portfolio**                               0.55%               0.45%               1.00%
Neuberger & Berman AMT Partners Portfolio                                       0.84%               0.11%               0.95%
Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund      0.72%               0.03%               0.75%
Oppenheimer Variable Account Funds - Oppenheimer Growth Fund*                   0.75%               0.04%               0.79%
Oppenheimer Variable Account Funds - Oppenheimer Growth & Income Fund           0.75%               0.25%               1.00%
Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund*            1.00%               0.27%               1.27%
Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund                  1.00%               0.11%               1.11%
Van Kampen American Capital Life Investment Trust -                             0.80%               0.30%               1.10%
Morgan Stanley Real Estate Securities Portfolio*



Warburg Pincus Trust - Growth & Income Portfolio*, **                           0.65%               0.35%               1.00%
Warburg Pincus Trust - International Equity Portfolio*                          0.96%               0.40%               1.36%
Warburg Pincus Trust - Post-Venture Capital Portfolio*                          0.62%               0.78%               1.40%



(1) The mutual fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against separate account assets or reductions from contract values. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

* The investment advisers for the indicated underlying Mutual Funds have voluntarily agreed to reimburse a portion of the management fees and/or other operating expenses resulting in a reduction of the total expenses. Absent any such partial reimbursements, "Management Fees" and "Other Expenses" would have been 0.75% and 0.24% for The Dreyfus Socially Responsible Growth Fund; 0.75% and 0.06% for the Oppenheimer Variable Account Funds - Oppenheimer Growth Fund; 1.00% and 0.27% for the Van Kampen American Capital Life Investment Trust - Morgan Stanley Real Estate Securities Portfolio; 1.00% and 0.40% for the Warburg Pincus Trust - International Equity Portfolio; and 1.25% and 0.82% for the Warburg Pincus Trust - Post-Venture Capital Portfolio.

** The advisers have agreed with the Trust to waive management fees or to reimburse expenses incurred by each fund to the extent necessary to limit the total expense ratio for each fund to the following maximum of the average net assets of each fund: NSAT Nationwide Balanced Fund - 0.90%; NSAT Nationwide Equity Income Fund - 0.95%; NSAT Nationwide High Income Bond Fund - 0.95%; NSAT Nationwide Multi-Sector Bond Fund - 1.20%; NSAT Nationwide Select Advisers Mid Cap Fund - 1.20%; NSAT Nationwide Small Cap Value Fund - 1.20%; and NSAT Nationwide Strategic Growth Fund - 1.00%. In addition, the advisers of the following Underlying Mutual Funds have agreed to waive management fees or to reimburse expenses incurred by each Underlying Mutual Fund to the extent necessary to limit the total expense ratio to the following maximum of average net assets: Neuberger & Berman AMT-Guardian Portfolio - 1.00%; Neuberger & Berman AMT - Mid-Cap Growth Portfolio - 1.00%; and Warburg Pincus Trust - Growth & Income Portfolio - 1.00%.

*** The "Other Expenses" reflect the payment of 0.10% pursuant to a Rule 12b-1 Plan adopted by the Underlying Mutual Funds.


                              HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:
(a)  is the net of:

     (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or income distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period (see "Taxation of the Company").

(c) is a factor representing the daily mortality and expense risk charge deducted from the Variable Account. Such factor is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter.


For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the net investment factor allows for the monthly reinvestment of these daily dividends.

The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. Currently, the Company does not maintain a tax reserve with respect to the Policies since income with respect to the Underlying Mutual Funds is not taxable to the Company or the Variable Account. The Company reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to the Company in the future. It should be noted that changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of Underlying Mutual Fund shares, because of the deduction for mortality and expense risk charge, and any charge or credit for tax reserves.


VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 3%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan, which is a member of the Federal

Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

     1.   The minimum partial surrender is $500;

     2. The partial surrender may not reduce the Specified Amount to less than $50,000;

     3. After the partial surrender, the Cash Surrender Value is greater than $500 or an amount equal to three times the current monthly deduction, if higher; and

     4. After the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount at Risk, unless the Policy Owner elects that the partial surrender be treated as a preferred partial surrender. (Any such reduction to the Specified Amount will be done in the manner as set forth below).

-Preferred Partial Surrenders

A partial surrender may be considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred Policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount also is reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The maturity proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Policy. Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                     POLICY LOANS

TAKING A POLICY LOAN

After the first Policy Year, the Policy Owner may take a policy loan using the policy as security. Maximum Policy Indebtedness is limited to 90% of the Cash Value in the Sub-Accounts of the Variable Account plus 100% of the Cash Value in the Fixed Account plus 100% of the Cash Value in the Policy Loan Account. The Company will not grant a loan for an amount less than $500 (unless otherwise required by state law). Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity value, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of Policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

On a current and guaranteed basis, any Cash Value allocated to the Policy Loan Account will be credited with an annual effective rate of 3.0% in Policy Years 2 and thereafter. The loan interest rate is guaranteed to not exceed 3.75% per year for all Policy loans. On a current basis, the loan interest rate is 3.40% in Policy Years one through four, 3.25% in Policy Years five through twenty, and 3.10% thereafter. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the death benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                             HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount, death benefit option, and definition of life insurance (Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test) pursuant to Section 7702 of the Code.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under Option 1, the death benefit will be the greater of the Specified Amount or the applicable percentage of Cash Value. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the applicable percentage of Cash Value and will vary directly with the investment performance.

Under Option 3, the death benefit is the greater of: the applicable percentage of the Cash Value (see Table below) as of the date of death; or the Specified Amount plus the lesser of either: (i) the maximum increase amount shown on the Policy, or (ii) the amount of all premium payments and interest accrued at the Option 3 interest rate as shown in the Policy, accumulated up to the date of death, less any partial surrenders and applicable interest accrued at the Option 3 interest rate as shown in the Policy. Once elected, Option 3 is irrevocable.

The "Applicable Percentage" for the Guideline Premium/Cash Value Corridor Test is in the Tables below:

                      APPLICABLE PERCENTAGE OF CASH VALUE TABLE


   Attained      Percentage        Attained        Percentage         Attained          Percentage
     Age        of Cash Value         Age         of Cash Value          Age           of Cash Value

     0-40           250%              60               130%             80                105%
     41             243%              61               128%             81                105%
     42             236%              62               126%             82                105%
     43             229%              63               124%             83                105%
     44             222%              64               122%             84                105%

     45             215%              65               120%             85                105%
     46             209%              66               119%             86                105%
     47             203%              67               118%             87                105%
     48             197%              68               117%             88                105%
     49             191%              69               116%             89                105%

     50             185%              70               115%             90                105%



   Attained      Percentage        Attained        Percentage         Attained          Percentage
     Age        of Cash Value         Age         of Cash Value          Age           of Cash Value


     51             178%              71               113%             91                104%
     52             171%              72               111%             92                103%
     53             164%              73               109%             93                102%
     54             157%              74               107%             94                101%

     55             150%              75               105%             95                101%
     56             146%              76               105%             96                101%
     57             142%              77               105%             97                101%
     58             138%              78               105%             98                101%
     59             134%              79               105%             99                101%


The "Applicable Percentage" for the Cash Value Accumulation Test is the Table below:

   Attained      Percentage        Attained        Percentage         Attained          Percentage
     Age        of Cash Value         Age         of Cash Value          Age           of Cash Value

     16             708.43%           44               292.29%          72                141.69%
     17             687.69%           45               283.37%          73                139.10%
     18             667.85%           46               274.79%          74                136.66%
     19             648.73%           47               266.55%          75                134.38%
     20             630.14%           48               258.61%          76                133.56%

     21             611.94%           49               250.98%          77                132.83%
     22             594.06%           50               243.65%          78                132.18%
     23             576.45%           51               236.59%          79                131.58%
     24             559.07%           52               229.82%          80                131.04%
     25             541.95%           53               223.34%          81                130.55%

     26             525.08%           54               217.13%          82                130.12%
     27             508.52%           55               211.19%          83                127.37%
     28             492.32%           56               205.51%          84                124.75%
     29             476.49%           57               200.06%          85                122.26%
     30             461.08%           58               194.84%          86                119.89%

     31             446.10%           59               189.84%          87                117.63%
     32             431.57%           60               185.03%          88                115.44%
     33             417.50%           61               180.43%          89                113.31%
     34             403.89%           62               176.02%          90                112.35%
     35             390.73%           63               171.81%          91                111.38%

     36             378.03%           64               167.80%          92                110.38%
     37             365.79%           65               163.98%          93                109.32%
     38             354.01%           66               160.34%          94                108.18%
     39             342.67%           67               156.86%          95                106.94%
     40             331.77%           68               153.54%          96                105.62%

     41             321.30%           69               150.37%          97                104.27%
     42             311.24%           70               147.33%          98                102.99%
     43             301.57%           71               144.44%          99                101.98%


In the event the Policy Owner has a substandard rating, the above percentages will differ.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age", and "Suicide").

                                 RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one-time election to transfer all Sub-Account Cash Values to the Fixed Account. The right of conversion provision is subject to state availability.

                             CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy Owner may elect to transfer all Sub-Account Cash Value to the Fixed Account. No transfer charges will be assessed. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                                     GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current Policy Charges, a grace period of 61 days from the Monthly Anniversary Day will be allowed for the payment of a premium equal to three times the current monthly deduction. The Company will send a notice at the start of the grace period to the Policy Owner's address as indicated on the application or the last address specified. If the required premium is not paid by the end of the grace period, the Policy will terminate without value. If the Insured dies during the grace period, the Company will pay the Death Proceeds.

                                    REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

     1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

     2.   providing evidence of insurability satisfactory to the Company;

     3. paying sufficient premium to cover all Policy Charges that were due and unpaid during the grace period;

     4. paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and

     5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If the Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the Cash Value at the end of the grace period.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                               THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the

Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request, the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                        CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

     1.   the request must be applied for in writing;

     2.   satisfactory evidence of insurability must be provided;

     3.   the increase must be for a minimum of $10,000;

     4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

     5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application unless a different date is requested by the Policy Owner. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

     1.   against insurance provided by the most recent increase;

     2.   against the next most recent increases successively; and

     3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

     1. reduce the Specified Amount to less than $50,000 ($100,000 in New Jersey and Pennsylvania); or

     2.   disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount at Risk remains constant. Any such change which would result in the Specified Amount being reduced to an amount in which the total premiums paid exceed the premium limit required by applicable state law to qualify the Policy as a contract for life insurance will not be permitted.

                               OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE

If the age of the Insured has been misstated, the affected benefits will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

     1. is the amount of the death benefit at the time of the Insured's death reduced by the amount of the Cash Value at the time of the Insured's death;

     2. is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age in the policy month of death; and

     3.   is the Cash Value at the time of the Insured's death.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating policies on which no dividends are payable. The Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy.  Riders currently include:

     1.   Base Insured Term Rider;

     2.   Change of Insured Rider; and

     3.   Additional Protection Rider.

Rider availability varies by state.

                                 LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                             DISTRIBUTION OF THE POLICIES

The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216.

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued of the Company and Nationwide Life Insurance Company ("NLIC") to fund the benefits of variable insurance and annuity polices. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLIC.


NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.


NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II, and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments made by the Company on the sale of these Policies distributed by the General Distributor will not exceed 40% of the Target Premium plus 5% of any excess premium payments in year one and 25% of the Target Premium plus 5% on the excess premium in years two through four. Gross renewal commissions paid at the beginning of Policy Year five and beyond by the Company will not exceed 2.5% of actual premium payments plus an annual effective rate of 0.20%, paid quarterly, of the Cash Value as of the end the prior quarter.

                                 CUSTODIAN OF ASSETS

The Company serves as the custodian of the assets of the Variable Account.

                                     TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Code.


Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Policy Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.


In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the Policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Non-Resident Aliens

Distributions of income to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the distribution. If the Company does not have the proper proof of citizenship or residency and (for distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. The Variable Account will not be taxed separately from the Company as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under Ohio law, in general, variable account assets are immune from the claims of the general creditors of the Company to the extent of the reserves and other Policy liabilities.

The Company does not initially expect to incur any federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate Company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, Beneficiary, or other person receiving any benefit or interest in or from the Policy, is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Proceeds, or other distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively.
There is no way of predicting if, when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                     THE COMPANY

The life insurance business, which includes product lines in health insurance and annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.


The Company serves as depositor for the Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VA Separate Account-C, Nationwide VA Separate Account-B, and Nationwide VA Separate Account-A, each of which is a registered investment company.


The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance Company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                                  COMPANY MANAGEMENT

Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY

     Name                          Director
                                     Since   Principal Occupation

  Lewis J. Alphin                    1993    Farm Owner and Operator (1)
  Keith W. Eckel                     1996    Partner, Fred W. Eckel Sons;
                                             President, Eckel Farms, Inc. (1)
  Willard J. Engel                   1994    General Manager Lyon County
                                             Co-Operative Oil Company (1)
  Fred C. Finney                     1992    Owner and Operator, Moreland Fruit
                                             Farm; Operator, Melrose Orchard (1)
  Charles L. Fuellgraf, Jr. * +      1969    Chief Executive Officer, Fuellgraf
                                             Electric Company. (1)

  Joseph J. Gasper*+                 1996    President and Chief Operating
                                             Officer, Nationwide Life and
                                             Annuity Insurance  Company and
                                             Nationwide Life and Annuity
                                             Insurance  Company. (2)
  Henry S. Holloway *+               1986    Farm Owner and Operator (1)
  Dimon Richard McFerson *+          1988    Chairman and Chief Executive
                                             Officer, Nationwide Insurance
                                             Enterprise (2)
  David O. Miller *+                 1985    President, Owen Potato Farm, Inc.;
                                             Partner, M&M Enterprises (1)
  C. Ray Noecker                     1994    Owner and Operator, Noecker Farms
                                             (1)
  James F. Patterson +               1989    Vice President, Pattersons, Inc. ;
                                             President, Patterson Farms, Inc.
                                             (1)
  Arden L. Shisler *+                1984    President and Chief Executive
                                             Officer, K&B Transport, Inc. (1)
  Robert L. Stewart                  1989    Owner and Operator, Sunnydale Farms
  and Mining (1)
  Nancy C. Thomas *                  1986    Farm Owner and Operator. (1)
  Harold W. Weihl                    1990    Farm Owner and Operator, Weihl
                                             Farms (1)

  *Member, Executive                      +Member, Investment Committee
   Committee

1) Principal occupation for last five years.

2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment Company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                          OFFICE HELD

Dimon Richard McFerson        Chairman and Chief Executive Officer-Nationwide
                              Insurance Enterprise

Joseph J. Gasper              President and Chief Operating Officer


Gordon E. McCutchan           Executive Vice President, Law and Corporate
                              Services


Robert A. Oakley              Executive Vice President-Chief Financial Officer

Robert J. Woodward, Jr.       Executive Vice President-Chief Investment Officer

James E. Brock                Senior Vice President - Corporate Development

W. Sidney Druen               Senior Vice President and General Counsel and
                              Assistant Secretary

Harvey S. Galloway, Jr.       Senior Vice President and Chief Actuary

Richard A. Karas              Senior Vice President - Sales and Financial
                              Services

Susan A. Wolken               Senior Vice President - Life Company Operations

Mark R. Thresher              Vice President - Controller

Duane M. Campbell             Vice President - Treasurer

Dennis W. Click               Vice President - Secretary

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993 to March, 1996.

                        OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                   STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                               REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the address specified on the application or any address provided subsequent to the application, an annual statement showing the amount of the current death benefit, the Cash Value, Cash Surrender Value, premiums paid, monthly charges deducted since the last report, the amounts invested in the Fixed Account, the Variable Account, and in each Sub-Account of the Variable Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the Investment Company Act of 1940.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                     ADVERTISING

The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the policies. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                  LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                       EXPERTS

The financial statements have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                    LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                      APPENDIX 1

                            ILLUSTRATIONS OF CASH VALUES,
                                CASH SURRENDER VALUES,
                                  AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The guaranteed mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.75% of the daily Net Asset Value of the Variable Account. The current mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.40% of the daily Net Asset Value of the Variable Account. The current mortality and expense risk charges for Policy Years five through twenty are equivalent to an annual effective rate of 0.25% of the daily Net Asset Value of the Variable Account. The current mortality and expense risk charges for Policy Years twenty-one and beyond are equivalent to an annual effective rate of 0.10% of the daily Net Asset Value of the Variable Account. In addition, the net investment returns also reflect the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90% of the daily Net Asset Value of the Variable Account.

Considering current charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.30%, 4.70% and 10.70%, for Policy Years one through four, and rates of -1.15%, 4.85% and 10.85%, for Policy Years five through twenty, and rates of -1.00%, 5.00% and 11.00%, for Policy Years twenty-one and beyond. Considering guaranteed charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.65%, 4.35% and 10.35%, for all Policy Years.


The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and death benefits than those illustrated.

DEDUCTIONS FROM PREMIUMS

The illustrations also reflect the fact that the Company deducts a sales load from each premium payment received guaranteed not to exceed 5.5% of each premium payment for the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium in the first seven Policy Years, and 0% on all premiums thereafter. The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. The illustrations also reflect the fact that the Company deducts a charge for state premium taxes at a rate of 2.25% and for federal taxes at a rate of 1.25% (imposed under Section 848 of the Code) of all premium payments.

In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy month. This monthly administrative expense charge is currently $5.00 per month and guaranteed not to exceed $10.00. The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, smoking classification, rating classification and premium payment requested.


                         $100,000 ANNUAL PREMIUM FOR 7 YEARS
                             $1,703,050 SPECIFIED AMOUNT
                            CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                              DEATH BENEFIT OPTION 1
                                 CURRENT VALUES

         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         87,973         90,116      1,703,050         93,358         95,501      1,703,050
   2    215,250        174,541        176,684      1,703,050        190,783        192,926      1,703,050
   3    331,013        260,057        260,057      1,703,050        292,828        292,828      1,703,050
   4    452,563        344,488        344,488      1,703,050        399,678        399,678      1,703,050
   5    580,191        428,425        428,425      1,703,050        512,284        512,284      1,703,050

   6    714,201        511,353        511,353      1,703,050        630,358        630,358      1,703,050
   7    854,911        593,340        593,340      1,703,050        754,109        754,109      1,784,147
   8    897,656        582,320        582,320      1,703,050        786,308        786,308      1,807,093
   9    942,539        571,033        571,033      1,703,050        819,770        819,770      1,830,792
  10    989,666        559,430        559,430      1,703,050        854,523        854,523      1,855,341

  11  1,039,150        547,500        547,500      1,703,050        890,636        890,636      1,880,844
  12  1,091,107        535,197        535,197      1,703,050        928,148        928,148      1,907,343
  13  1,145,662        522,503        522,503      1,703,050        967,129        967,129      1,934,838
  14  1,202,945        509,372        509,372      1,703,050      1,007,632      1,007,632      1,963,270
  15  1,263,093        495,616        495,616      1,703,050      1,049,602      1,049,602      1,992,459

  16  1,326,247        481,136        481,136      1,703,050      1,093,062      1,093,062      2,022,493
  17  1,392,560        465,814        465,814      1,703,050      1,138,032      1,138,032      2,053,237
  18  1,462,188        449,480        449,480      1,703,050      1,184,501      1,184,501      2,084,840
  19  1,535,297        431,953        431,953      1,703,050      1,232,460      1,232,460      2,117,489
  20  1,612,062        413,057        413,057      1,703,050      1,281,920      1,281,920      2,150,933

  21  1,692,665        394,774        394,774      1,703,050      1,335,923      1,335,923      2,190,513
  22  1,777,298        376,474        376,474      1,703,050      1,392,759      1,392,759      2,233,011
  23  1,866,163        357,031        357,031      1,703,050      1,451,872      1,451,872      2,277,406
  24  1,959,471        335,925        335,925      1,703,050      1,513,115      1,513,115      2,323,237
  25  2,057,445        312,946        312,946      1,703,050      1,576,553      1,576,553      2,370,504

  26  2,160,317        287,835        287,835      1,703,050      1,642,238      1,642,238      2,419,509
  27  2,268,333        260,345        260,345      1,703,050      1,710,256      1,710,256      2,470,123
  28  2,381,750        230,158        230,158      1,703,050      1,780,670      1,780,670      2,523,032
  29  2,500,837        196,875        196,875      1,703,050      1,853,532      1,853,532      2,578,078
  30  2,625,879        160,022        160,022      1,703,050      1,928,876      1,928,876      2,636,002

                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     98,745        100,888      1,703,050
   2    207,670        209,813      1,703,050
   3    328,245        328,245      1,703,050
   4    461,696        461,696      1,703,050
   5    610,298        610,298      1,703,050

   6    774,770        774,770      1,887,649
   7    955,930        955,930      2,261,636
   8  1,053,187      1,053,187      2,420,434
   9  1,160,182      1,160,182      2,591,035
  10  1,277,853      1,277,853      2,774,475

  11  1,407,280      1,407,280      2,971,893
  12  1,549,606      1,549,606      3,184,440
  13  1,706,133      1,706,133      3,413,290
  14  1,878,257      1,878,257      3,659,597
  15  2,067,297      2,067,297      3,924,349

  16  2,274,827      2,274,827      4,209,112
  17  2,502,553      2,502,553      4,515,106
  18  2,752,261      2,752,261      4,844,255
  19  3,025,885      3,025,885      5,198,773
  20  3,325,569      3,325,569      5,579,972

  21  3,661,946      3,661,946      6,004,493
  22  4,033,961      4,033,961      6,467,649
  23  4,443,333      4,443,333      6,969,812
  24  4,893,023      4,893,023      7,512,748
  25  5,386,893      5,386,893      8,099,733

  26  5,929,122      5,929,122      8,735,375
  27  6,524,388      6,524,388      9,423,173
  28  7,177,712      7,177,712     10,170,100
  29  7,894,532      7,894,532     10,980,504
  30  8,680,686      8,680,686     11,863,025

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         42




                        $100,000 ANNUAL PREMIUM FOR 7 YEARS
                            $1,703,050 SPECIFIED AMOUNT
                            CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                               GUARANTEED  VALUES

         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         81,804         83,947      1,703,050         86,939         89,082      1,703,050
   2    215,250        162,060        164,203      1,703,050        177,411        179,554      1,703,050
   3    331,013        240,818        240,818      1,703,050        271,628        271,628      1,703,050
   4    452,563        318,117        318,117      1,703,050        369,810        369,810      1,703,050
   5    580,191        393,976        393,976      1,703,050        472,176        472,176      1,703,050

   6    714,201        468,422        468,422      1,703,050        578,979        578,979      1,703,050
   7    854,911        541,443        541,443      1,703,050        690,462        690,462      1,703,050
   8    897,656        522,801        522,801      1,703,050        711,259        711,259      1,703,050
   9    942,539        503,355        503,355      1,703,050        732,313        732,313      1,703,050
  10    989,666        482,981        482,981      1,703,050        753,591        753,591      1,703,050

  11  1,039,150        461,562        461,562      1,703,050        775,077        775,077      1,703,050
  12  1,091,107        438,986        438,986      1,703,050        796,765        796,765      1,703,050
  13  1,145,662        415,134        415,134      1,703,050        818,655        818,655      1,703,050
  14  1,202,945        389,865        389,865      1,703,050        840,742        840,742      1,703,050
  15  1,263,093        362,988        362,988      1,703,050        863,001        863,001      1,703,050

  1 1,326,247        334,244        334,244      1,703,050        885,376        885,376      1,703,050
  17  1,392,560        303,295        303,295      1,703,050        907,785        907,785      1,703,050
  18  1,462,188        269,748        269,748      1,703,050        930,136        930,136      1,703,050
  19  1,535,297        233,157        233,157      1,703,050        952,337        952,337      1,703,050
  20  1,612,062        193,032        193,032      1,703,050        974,303        974,303      1,703,050

  21  1,692,665        148,890        148,890      1,703,050        995,985        995,985      1,703,050
  22  1,777,298        100,208        100,208      1,703,050      1,017,350      1,017,350      1,703,050
  23  1,866,163         46,413         46,413      1,703,050      1,038,375      1,038,375      1,703,050
  24  1,959,471              0              0              0      1,059,009      1,059,009      1,703,050
  25  2,057,445              0              0              0      1,079,135      1,079,135      1,703,050

  26  2,160,317              0              0              0      1,098,577      1,098,577      1,703,050
  27  2,268,333              0              0              0      1,117,090      1,117,090      1,703,050
  28  2,381,750              0              0              0      1,134,370      1,134,370      1,703,050
  29  2,500,837              0              0              0      1,150,082      1,150,082      1,703,050
  30  2,625,879              0              0              0      1,163,924      1,163,924      1,703,050



                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     92,079         94,222      1,703,050
   2    193,381        195,524      1,703,050
   3    304,952        304,952      1,703,050
   4    427,954        427,954      1,703,050
   5    563,678        563,678      1,703,050

   6    713,577        713,577      1,738,559
   7    877,092        877,092      2,075,111
   8    955,774        955,774      2,196,559
   9  1,041,054      1,041,054      2,324,986
  10  1,133,421      1,133,421      2,460,884

  11  1,233,415      1,233,415      2,604,726
  12  1,341,636      1,341,636      2,757,063
  13  1,458,738      1,458,738      2,918,351
  14  1,585,421      1,585,421      3,089,034
  15  1,722,402      1,722,402      3,269,635

  16  1,870,394      1,870,394      3,460,790
  17  2,030,107      2,030,107      3,662,719
  18  2,202,267      2,202,267      3,876,209
  19  2,387,626      2,387,626      4,102,180
  20  2,587,009      2,587,009      4,340,743

  21  2,801,365      2,801,365      4,593,398
  22  3,031,751      3,031,751      4,860,806
  23  3,279,349      3,279,349      5,143,987
  24  3,545,373      3,545,373      5,443,566
  25  3,830,967      3,830,967      5,760,242

  26  4,137,162      4,137,162      6,095,281
  27  4,464,907      4,464,907      6,448,664
  28  4,814,977      4,814,977      6,822,341
  29  5,188,199      5,188,199      7,216,267
  30  5,585,598      5,585,598      7,633,278

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                        43




                         $100,000 ANNUAL PREMIUM FOR 7 YEARS
                              $1,703,050 SPECIFIED AMOUNT
                           CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                              DEATH BENEFIT OPTION 2
                                 CURRENT VALUES


         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         87,773         89,916      1,790,823         93,146         95,289      1,796,196
   2    215,250        173,897        176,039      1,876,947        190,074        192,216      1,893,124
   3    331,013        258,730        258,730      1,961,780        291,307        291,307      1,994,357
   4    452,563        342,210        342,210      2,045,260        396,965        396,965      2,100,015
   5    580,191        424,873        424,873      2,127,923        507,889        507,889      2,210,939

   6    714,201        506,162        506,162      2,209,212        623,682        623,682      2,326,732
   7    854,911        586,114        586,114      2,289,164        744,602        744,602      2,447,652
   8    897,656        572,959        572,959      2,276,009        773,602        773,602      2,476,652
   9    942,539        559,424        559,424      2,262,474        803,445        803,445      2,506,495
  10    989,666        545,447        545,447      2,248,497        834,103        834,103      2,537,153

  11  1,039,150        531,026        531,026      2,234,076        865,608        865,608      2,568,658
  12  1,091,107        516,108        516,108      2,219,158        897,940        897,940      2,600,990
  13  1,145,662        500,683        500,683      2,203,733        931,123        931,123      2,634,173
  14  1,202,945        484,702        484,702      2,187,752        965,141        965,141      2,668,191
  15  1,263,093        467,918        467,918      2,170,968        999,772        999,772      2,702,822

  16  1,326,247        450,219        450,219      2,153,269      1,034,922      1,034,922      2,737,972
  17  1,392,560        431,476        431,476      2,134,526      1,070,470      1,070,470      2,773,520
  18  1,462,188        411,495        411,495      2,114,545      1,106,224      1,106,224      2,809,274
  19  1,535,297        390,081        390,081      2,093,131      1,141,977      1,141,977      2,845,027
  20  1,612,062        367,059        367,059      2,070,109      1,177,534      1,177,534      2,880,584

  21  1,692,665        344,829        344,829      2,047,879      1,216,627      1,216,627      2,919,677
  22  1,777,298        322,819        322,819      2,025,869      1,257,656      1,257,656      2,960,706
  23  1,866,163        299,600        299,600      2,002,650      1,299,242      1,299,242      3,002,292
  24  1,959,471        274,578        274,578      1,977,628      1,340,789      1,340,789      3,043,839
  25  2,057,445        247,580        247,580      1,950,630      1,382,096      1,382,096      3,085,146

  26  2,160,317        218,396        218,396      1,921,446      1,422,916      1,422,916      3,125,966
  27  2,268,333        186,857        186,857      1,889,907      1,463,027      1,463,027      3,166,077
  28  2,381,750        152,736        152,736      1,855,786      1,502,135      1,502,135      3,205,185
  29  2,500,837        115,752        115,752      1,818,802      1,539,875      1,539,875      3,242,925
  30  2,625,879         75,586         75,586      1,778,636      1,575,820      1,575,820      3,278,870



                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     98,521        100,664      1,801,571
   2    206,892        209,035      1,909,942
   3    326,512        326,512      2,029,562
   4    458,486        458,486      2,161,536
   5    604,896        604,896      2,307,946

   6    766,547        766,547      2,469,597
   7    945,099        945,099      2,648,149
   8  1,039,565      1,039,565      2,742,615
   9  1,143,598      1,143,598      2,846,648
  10  1,258,155      1,258,155      2,961,205

  11  1,384,356      1,384,356      3,087,406
  12  1,523,387      1,523,387      3,226,437
  13  1,676,609      1,676,609      3,379,659
  14  1,845,456      1,845,456      3,595,686
  15  2,031,131      2,031,131      3,855,697

  16  2,235,030      2,235,030      4,135,476
  17  2,458,771      2,458,771      4,436,115
  18  2,704,110      2,704,110      4,759,504
  19  2,972,945      2,972,945      5,107,817
  20  3,267,384      3,267,384      5,482,344

  21  3,597,875      3,597,875      5,899,436
  22  3,963,380      3,963,380      6,354,487
  23  4,365,588      4,365,588      6,847,862
  24  4,807,410      4,807,410      7,381,297
  25  5,292,637      5,292,637      7,958,010

  26  5,825,377      5,825,377      8,582,528
  27  6,410,226      6,410,226      9,258,290
  28  7,052,117      7,052,117      9,992,145
  29  7,756,394      7,756,394     10,788,368
  30  8,528,790      8,528,790     11,655,445

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         44



                         $100,000 ANNUAL PREMIUM FOR 7 YEARS
                              $1,703,050 SPECIFIED AMOUNT
                             CASH VALUE ACCUMULATION TEST
                 UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                               GUARANTEED  VALUES

         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         81,397         83,539      1,784,447         86,507         88,650      1,789,557
   2    215,250        160,805        162,948      1,863,855        176,027        178,170      1,879,077
   3    331,013        238,224        238,224      1,941,274        268,655        268,655      1,971,705
   4    452,563        313,634        313,634      2,016,684        364,469        364,469      2,067,519
   5    580,191        386,984        386,984      2,090,034        463,519        463,519      2,166,569

   6    714,201        458,221        458,221      2,161,271        565,854        565,854      2,268,904
   7    854,911        527,226        527,226      2,230,276        671,457        671,457      2,374,507
   8    897,656        504,400        504,400      2,207,450        685,455        685,455      2,388,505
   9    942,539        480,584        480,584      2,183,634        698,646        698,646      2,401,696
  10    989,666        455,657        455,657      2,158,707        710,854        710,854      2,413,904

  11  1,039,150        429,519        429,519      2,132,569        721,913        721,913      2,424,963
  12  1,091,107        402,083        402,083      2,105,133        731,666        731,666      2,434,716
  13  1,145,662        373,266        373,266      2,076,316        739,949        739,949      2,442,999
  14  1,202,945        342,971        342,971      2,046,021        746,576        746,576      2,449,626
  15  1,263,093        311,048        311,048      2,014,098        751,295        751,295      2,454,345

  16  1,326,247        277,281        277,281      1,980,331        753,776        753,776      2,456,826
  17  1,392,560        241,388        241,388      1,944,438        753,600        753,600      2,456,650
  18  1,462,188        203,055        203,055      1,906,105        750,295        750,295      2,453,345
  19  1,535,297        161,957        161,957      1,865,007        743,349        743,349      2,446,399
  20  1,612,062        117,768        117,768      1,820,818        732,226        732,226      2,435,276

  21  1,692,665         70,238         70,238      1,773,288        716,436        716,436      2,419,486
  22  1,777,298         19,135         19,135      1,722,185        695,483        695,483      2,398,533
  23  1,866,163              0              0              0        668,867        668,867      2,371,917
  24  1,959,471              0              0              0        635,975        635,975      2,339,025
  25  2,057,445              0              0              0        595,982        595,982      2,299,032

  26  2,160,317              0              0              0        547,845        547,845      2,250,895
  27  2,268,333              0              0              0        490,283        490,283      2,193,333
  28  2,381,750              0              0              0        421,790        421,790      2,124,840
  29  2,500,837              0              0              0        340,739        340,739      2,043,789
  30  2,625,879              0              0              0        245,623        245,623      1,948,673


                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     91,622         93,765      1,794,672
   2    191,863        194,005      1,894,913
   3    301,563        301,563      2,004,613
   4    421,632        421,632      2,124,682
   5    553,033        553,033      2,256,083

   6    696,829        696,829      2,399,879
   7    854,117        854,117      2,557,167
   8    925,885        925,885      2,628,935
   9  1,003,506      1,003,506      2,706,556
  10  1,087,432      1,087,432      2,790,482

  11  1,178,176      1,178,176      2,881,226
  12  1,276,319      1,276,319      2,979,369
  13  1,382,506      1,382,506      3,085,556
  14  1,497,424      1,497,424      3,200,474
  15  1,621,779      1,621,779      3,324,829

  16  1,756,271      1,756,271      3,459,321
  17  1,901,602      1,901,602      3,604,652
  18  2,058,504      2,058,504      3,761,554
  19  2,227,763      2,227,763      3,930,813
  20  2,410,246      2,410,246      4,113,296

  21  2,606,976      2,606,976      4,310,026
  22  2,819,099      2,819,099      4,522,149
  23  3,047,821      3,047,821      4,780,812
  24  3,294,192      3,294,192      5,057,903
  25  3,559,154      3,559,154      5,351,545

  26  3,843,516      3,843,516      5,662,652
  27  4,147,989      4,147,989      5,990,941
  28  4,473,203      4,473,203      6,338,081
  29  4,819,925      4,819,925      6,704,034
  30  5,189,106      5,189,106      7,091,432

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                         45



                       $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                               DEATH BENEFIT OPTION 1
                                  CURRENT VALUES


         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         31,428         31,737      1,703,050         33,420         33,729      1,703,050
   2    215,250         62,020         62,329      1,703,050         67,952         68,262      1,703,050
   3    331,013         92,124         92,124      1,703,050        104,001        104,001      1,703,050
   4    452,563        121,675        121,675      1,703,050        141,572        141,572      1,703,050
   5    580,191        150,810        150,810      1,703,050        180,916        180,916      1,703,050

   6    714,201        179,312        179,312      1,703,050        221,880        221,880      1,703,050
   7    854,911        207,223        207,223      1,703,050        264,589        264,589      1,703,050
   8    897,656        236,376        236,376      1,703,050        311,084        311,084      1,703,050
   9    942,539        264,860        264,860      1,703,050        359,558        359,558      1,703,050
  10    989,666        292,643        292,643      1,703,050        410,093        410,093      1,703,050

  11  1,039,150        319,743        319,743      1,703,050        462,830        462,830      1,703,050
  12  1,091,107        346,137        346,137      1,703,050        517,881        517,881      1,703,050
  13  1,145,662        371,839        371,839      1,703,050        575,403        575,403      1,703,050
  14  1,202,945        396,832        396,832      1,703,050        635,540        635,540      1,703,050
  15  1,263,093        420,949        420,949      1,703,050        698,331        698,331      1,703,050

  16  1,326,247        444,136        444,136      1,703,050        763,927        763,927      1,703,050
  17  1,392,560        466,323        466,323      1,703,050        832,495        832,495      1,703,050
  18  1,462,188        487,403        487,403      1,703,050        904,205        904,205      1,703,050
  19  1,535,297        507,265        507,265      1,703,050        979,269        979,269      1,703,050
  20  1,612,062        525,822        525,822      1,703,050      1,057,955      1,057,955      1,703,050

  21  1,692,665        507,650        507,650      1,703,050      1,103,242      1,103,242      1,703,050
  22  1,777,298        489,460        489,460      1,703,050      1,151,293      1,151,293      1,703,050
  23  1,866,163        470,222        470,222      1,703,050      1,201,817      1,201,817      1,703,050
  24  1,959,471        449,459        449,459      1,703,050      1,254,878      1,254,878      1,703,050
  25  2,057,445        426,972        426,972      1,703,050      1,310,719      1,310,719      1,703,050

  26  2,160,317        402,522        402,522      1,703,050      1,369,620      1,369,620      1,703,050
  27  2,268,333        375,876        375,876      1,703,050      1,431,924      1,431,924      1,703,050
  28  2,381,750        346,738        346,738      1,703,050      1,498,024      1,498,024      1,703,050
  29  2,500,837        314,736        314,736      1,703,050      1,568,388      1,568,388      1,709,542
  30  2,625,879        279,427        279,427      1,703,050      1,643,187      1,643,187      1,758,211



                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     35,415         35,724      1,703,050
   2     74,126         74,435      1,703,050
   3    116,852        116,852      1,703,050
   4    163,963        163,963      1,703,050
   5    216,162        216,162      1,703,050

   6    273,744        273,744      1,703,050
   7    337,356        337,356      1,703,050
   8    409,744        409,744      1,703,050
   9    489,789        489,789      1,703,050
  10    578,354        578,354      1,703,050

  11    676,454        676,454      1,703,050
  12    785,201        785,201      1,703,050
  13    905,883        905,883      1,703,050
  14  1,039,929      1,039,929      1,703,050
  15  1,188,894      1,188,894      1,703,050

  16  1,354,585      1,354,585      1,760,960
  17  1,537,876      1,537,876      1,968,481
  18  1,740,261      1,740,261      2,192,728
  19  1,963,719      1,963,719      2,435,012
  20  2,210,463      2,210,463      2,696,764

  21  2,445,769      2,445,769      2,934,923
  22  2,706,428      2,706,428      3,220,649
  23  2,994,746      2,994,746      3,533,801
  24  3,313,501      3,313,501      3,876,796
  25  3,665,895      3,665,895      4,252,438

  26  4,055,472      4,055,472      4,663,793
  27  4,486,959      4,486,959      5,070,264
  28  4,965,147      4,965,147      5,511,314
  29  5,495,459      5,495,459      5,990,050
  30  6,084,070      6,084,070      6,509,955


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         46




                         $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                              $1,703,050 SPECIFIED AMOUNT
                  GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
                 UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                               DEATH BENEFIT OPTION 1
                                GUARANTEED  VALUES


         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         26,824         27,133      1,703,050         28,661         28,970      1,703,050
   2    215,250         52,697         53,006      1,703,050         58,028         58,337      1,703,050
   3    331,013         77,615         77,615      1,703,050         88,127         88,127      1,703,050
   4    452,563        101,562        101,562      1,703,050        118,968        118,968      1,703,050
   5    580,191        124,491        124,491      1,703,050        150,537        150,537      1,703,050

   6    714,201        146,355        146,355      1,703,050        182,822        182,822      1,703,050
   7    854,911        167,051        167,051      1,703,050        215,756        215,756      1,703,050
   8    897,656        187,859        187,859      1,703,050        250,741        250,741      1,703,050
   9    942,539        207,306        207,306      1,703,050        286,353        286,353      1,703,050
  10    989,666        225,315        225,315      1,703,050        322,570        322,570      1,703,050

  11  1,039,150        241,825        241,825      1,703,050        359,391        359,391      1,703,050
  12  1,091,107        256,787        256,787      1,703,050        396,839        396,839      1,703,050
  13  1,145,662        270,151        270,151      1,703,050        434,947        434,947      1,703,050
  14  1,202,945        281,850        281,850      1,703,050        473,746        473,746      1,703,050
  15  1,263,093        291,773        291,773      1,703,050        513,242        513,242      1,703,050

  16  1,326,247        299,746        299,746      1,703,050        553,407        553,407      1,703,050
  17  1,392,560        305,536        305,536      1,703,050        594,186        594,186      1,703,050
  18  1,462,188        308,874        308,874      1,703,050        635,524        635,524      1,703,050
  19  1,535,297        309,463        309,463      1,703,050        677,378        677,378      1,703,050
  20  1,612,062        306,989        306,989      1,703,050        719,734        719,734      1,703,050

  21  1,692,665        264,049        264,049      1,703,050        723,297        723,297      1,703,050
  22  1,777,298        216,881        216,881      1,703,050        724,500        724,500      1,703,050
  23  1,866,163        164,942        164,942      1,703,050        723,014        723,014      1,703,050
  24  1,959,471        107,535        107,535      1,703,050        718,405        718,405      1,703,050
  25  2,057,445         43,694         43,694      1,703,050        710,068        710,068      1,703,050

  26  2,160,317              0              0              0        697,192        697,192      1,703,050
  27  2,268,333              0              0              0        678,715        678,715      1,703,050
  28  2,381,750              0              0              0        653,272        653,272      1,703,050
  29  2,500,837              0              0              0        619,182        619,182      1,703,050
  30  2,625,879              0              0              0        574,510        574,510      1,703,050


                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     30,501         30,810      1,703,050
   2     63,587         63,896      1,703,050
   3     99,529         99,529      1,703,050
   4    138,616        138,616      1,703,050
   5    181,143        181,143      1,703,050

   6    227,450        227,450      1,703,050
   7    277,868        277,868      1,703,050
   8    334,322        334,322      1,703,050
   9    395,916        395,916      1,703,050
  10    463,221        463,221      1,703,050

  11    536,917        536,917      1,703,050
  12    617,810        617,810      1,703,050
  13    706,835        706,835      1,703,050
  14    805,072        805,072      1,703,050
  15    913,753        913,753      1,703,050

  16  1,034,301      1,034,301      1,703,050
  17  1,168,388      1,168,388      1,703,050
  18  1,318,023      1,318,023      1,703,050
  19  1,484,436      1,484,436      1,840,701
  20  1,666,799      1,666,799      2,033,495

  21  1,826,399      1,826,399      2,191,678
  22  2,000,852      2,000,852      2,381,014
  23  2,191,549      2,191,549      2,586,027
  24  2,400,002      2,400,002      2,808,003
  25  2,627,846      2,627,846      3,048,302

  26  2,876,845      2,876,845      3,308,372
  27  3,150,375      3,150,375      3,559,924
  28  3,451,282      3,451,282      3,830,923
  29  3,782,939      3,782,939      4,123,403
  30  4,149,425      4,149,425      4,439,884

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         47



                       $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                CURRENT VALUES



         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         31,354         31,663      1,734,404         33,341         33,650      1,736,391
   2    215,250         61,784         62,093      1,764,834         67,692         68,001      1,770,742
   3    331,013         91,641         91,641      1,794,691        103,448        103,448      1,806,498
   4    452,563        120,853        120,853      1,823,903        140,591        140,591      1,843,641
   5    580,191        149,534        149,534      1,852,584        179,335        179,335      1,882,385

   6    714,201        177,455        177,455      1,880,505        219,487        219,487      1,922,537
   7    854,911        204,648        204,648      1,907,698        261,142        261,142      1,964,192
   8    897,656        232,923        232,923      1,935,973        306,280        306,280      2,009,330
   9    942,539        260,346        260,346      1,963,396        353,035        353,035      2,056,085
  10    989,666        286,860        286,860      1,989,910        401,416        401,416      2,104,466

  11  1,039,150        312,469        312,469      2,015,519        451,493        451,493      2,154,543
  12  1,091,107        337,125        337,125      2,040,175        503,286        503,286      2,206,336
  13  1,145,662        360,823        360,823      2,063,873        556,864        556,864      2,259,914
  14  1,202,945        383,520        383,520      2,086,570        612,255        612,255      2,315,305
  15  1,263,093        404,972        404,972      2,108,022        669,283        669,283      2,372,333

  16  1,326,247        425,075        425,075      2,128,125        727,902        727,902      2,430,952
  17  1,392,560        443,702        443,702      2,146,752        788,045        788,045      2,491,095
  18  1,462,188        460,666        460,666      2,163,716        849,573        849,573      2,552,623
  19  1,535,297        475,776        475,776      2,178,826        912,335        912,335      2,615,385
  20  1,612,062        488,863        488,863      2,191,913        976,195        976,195      2,679,245

  21  1,692,665        465,425        465,425      2,168,475      1,005,323      1,005,323      2,708,373
  22  1,777,298        442,220        442,220      2,145,270      1,035,892      1,035,892      2,738,942
  23  1,866,163        417,818        417,818      2,120,868      1,066,502      1,066,502      2,769,552
  24  1,959,471        391,624        391,624      2,094,674      1,096,528      1,096,528      2,799,578
  25  2,057,445        363,466        363,466      2,066,516      1,125,745      1,125,745      2,828,795

  26  2,160,317        333,134        333,134      2,036,184      1,153,877      1,153,877      2,856,927
  27  2,268,333        300,458        300,458      2,003,508      1,180,671      1,180,671      2,883,721
  28  2,381,750        265,211        265,211      1,968,261      1,205,804      1,205,804      2,908,854
  29  2,500,837        227,112        227,112      1,930,162      1,228,876      1,228,876      2,931,926
  30  2,625,879        185,842        185,842      1,888,892      1,249,427      1,249,427      2,952,477



                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
         VALUE          VALUE        BENEFIT
   1     35,331         35,640      1,738,381
   2     73,840         74,149      1,776,890
   3    116,222        116,222      1,819,272
   4    162,801        162,801      1,865,851
   5    214,216        214,216      1,917,266

   6    270,684        270,684      1,973,734
   7    332,772        332,772      2,035,822
   8    403,104        403,104      2,106,154
   9    480,414        480,414      2,183,464
  10    565,382        565,382      2,268,432

  11    658,821        658,821      2,361,871
  12    761,576        761,576      2,464,626
  13    874,632        874,632      2,577,682
  14    999,034        999,034      2,702,084
  15  1,135,729      1,135,729      2,838,779

  16  1,285,908      1,285,908      2,988,958
  17  1,450,868      1,450,868      3,153,918
  18  1,631,975      1,631,975      3,335,025
  19  1,830,738      1,830,738      3,533,788
  20  2,048,848      2,048,848      3,751,898

  21  2,252,198      2,252,198      3,955,248
  22  2,477,693      2,477,693      4,180,743
  23  2,726,227      2,726,227      4,429,277
  24  2,999,665      2,999,665      4,702,715
  25  3,300,516      3,300,516      5,003,566

  26  3,631,521      3,631,521      5,334,571
  27  3,995,761      3,995,761      5,698,811
  28  4,396,589      4,396,589      6,099,639
  29  4,837,662      4,837,662      6,540,712
  30  5,322,996      5,322,996      7,026,046

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY
    $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME.  CURRENT VALUES REFLECT
    A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET
    PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND
    ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS
    APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS,
INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND
RATES OF INFLATION.  THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATION CAN BE MADE BY THE
COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         48



                       $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                          $1,703,050 SPECIFIED AMOUNT
                 GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                            DEATH BENEFIT OPTION 2
                               GUARANTEED  VALUES


         PREMIUMS                  0% HYPOTHETICAL                          6% HYPOTHETICAL
          PLUS
 POLICY INTEREST       CONTRACT      SURRENDER       DEATH         CONTRACT      SURRENDER         DEATH
 YEAR    AT 5%          VALUE         VALUE         BENEFIT         VALUE          VALUE          BENEFIT
   1    105,000         26,677         26,986      1,729,727         28,504         28,813      1,731,554
   2    215,250         52,257         52,566      1,755,307         57,543         57,852      1,760,593
   3    331,013         76,725         76,725      1,779,775         87,104         87,104      1,790,154
   4    452,563        100,048        100,048      1,803,098        117,159        117,159      1,820,209
   5    580,191        122,159        122,159      1,825,209        147,639        147,639      1,850,689

   6    714,201        142,992        142,992      1,846,042        178,474        178,474      1,881,524
   7    854,911        162,415        162,415      1,865,465        209,522        209,522      1,912,572
   8    897,656        181,670        181,670      1,884,720        242,087        242,087      1,945,137
   9    942,539        199,249        199,249      1,902,299        274,638        274,638      1,977,688
  10    989,666        215,043        215,043      1,918,093        307,033        307,033      2,010,083

  11  1,039,150        228,961        228,961      1,932,011        339,141        339,141      2,042,191
  12  1,091,107        240,929        240,929      1,943,979        370,843        370,843      2,073,893
  13  1,145,662        250,875        250,875      1,953,925        402,013        402,013      2,105,063
  14  1,202,945        258,710        258,710      1,961,760        432,504        432,504      2,135,554
  15  1,263,093        264,296        264,296      1,967,346        462,108        462,108      2,165,158

  16  1,326,247        267,426        267,426      1,970,476        490,536        490,536      2,193,586
  17  1,392,560        267,829        267,829      1,970,879        517,417        517,417      2,220,467
  18  1,462,188        265,201        265,201      1,968,251        542,324        542,324      2,245,374
  19  1,535,297        259,225        259,225      1,962,275        564,796        564,796      2,267,846
  20  1,612,062        249,586        249,586      1,952,636        584,348        584,348      2,287,398

  21  1,692,665        199,908        199,908      1,902,958        562,239        562,239      2,265,289
  22  1,777,298        146,691        146,691      1,849,741        534,698        534,698      2,237,748
  23  1,866,163         89,722         89,722      1,792,772        501,212        501,212      2,204,262
  24  1,959,471         28,703         28,703      1,731,753        461,156        461,156      2,164,206
  25  2,057,445              0              0              0        413,695        413,695      2,116,745

  26  2,160,317              0              0              0        357,768        357,768      2,060,818
  27  2,268,333              0              0              0        292,086        292,086      1,995,136
  28  2,381,750              0              0              0        215,123        215,123      1,918,173
  29  2,500,837              0              0              0        125,243        125,243      1,828,293
  30  2,625,879              0              0              0         20,919         20,919      1,723,969



                  12% HYPOTHETICAL

        CONTRACT       SURRENDER       DEATH
          VALUE          VALUE        BENEFIT
   1     30,335         30,644      1,733,385
   2     63,054         63,363      1,766,104
   3     98,361         98,361      1,801,411
   4    136,467        136,467      1,839,517
   5    177,566        177,566      1,880,616

   6    221,871        221,871      1,924,921
   7    269,545        269,545      1,972,595
   8    322,302        322,302      2,025,352
   9    378,980        378,980      2,082,030
  10    439,831        439,831      2,142,881

  11    505,152        505,152      2,208,202
  12    575,286        575,286      2,278,336
  13    650,613        650,613      2,353,663
  14    731,532        731,532      2,434,582
  15    818,427        818,427      2,521,477

  16    911,649        911,649      2,614,699
  17  1,011,510      1,011,510      2,714,560
  18  1,118,315      1,118,315      2,821,365
  19  1,232,380      1,232,380      2,935,430
  20  1,354,053      1,354,053      3,057,103

  21  1,443,314      1,443,314      3,146,364
  22  1,537,032      1,537,032      3,240,082
  23  1,635,372      1,635,372      3,338,422
  24  1,738,422      1,738,422      3,441,472
  25  1,846,089      1,846,089      3,549,139

  26  1,958,078      1,958,078      3,661,128
  27  2,073,869      2,073,869      3,776,919
  28  2,192,710      2,192,710      3,895,760
  29  2,313,718      2,313,718      4,016,768
  30  2,436,112      2,436,112      4,139,162


(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWLS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS
    INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OF FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company, a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 1996 and 1995, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                    Balance Sheets

                              December 31, 1996 and 1995
                                   ($000's omitted)



                                    ASSETS                              1996           1995
                                                                    -----------    -----------
Investments (notes 4, 7 and 8):
  Securities available-for-sale, at fair value:
   Fixed maturity securities (cost $640,303 in 1996;
    $539,214 in 1995)                                               $   648,076        555,751
   Equity securities (cost $10,854 in 1996; $10,256 in 1995)             12,254         11,407
  Mortgage loans on real estate, net                                    150,997        104,736
  Real estate, net                                                        1,090          1,117
  Policy loans                                                              126             94
  Short-term investments (note 12)                                          492          4,844
                                                                    -----------    -----------
                                                                        813,035        677,949
                                                                    -----------    -----------

Cash                                                                      4,296            -
Accrued investment income                                                 9,189          8,464
Deferred policy acquisition costs                                        16,168         23,405
Deferred federal income tax (note 6)                                      4,735            -
Other assets                                                             32,747            208
Assets held in Separate Accounts (note 7)                               486,251        257,556
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------
                       LIABILITIES AND SHAREHOLDER'S EQUITY

Future policy benefits and claims (notes 5 and 7)                   $    80,720        621,280
Funds withheld under coinsurance agreement with affiliate (note 12)     679,571            -
Accrued federal income tax (note 6):
  Current                                                                 7,914            708
  Deferred                                                                  -            2,830
                                                                    -----------    -----------
                                                                          7,914          3,538
                                                                    -----------    -----------

Other liabilities                                                        27,928          5,031
Liabilities related to Separate Accounts (note 7)                       486,251        257,556
                                                                    -----------    -----------
                                                                      1,282,384        887,405
                                                                    -----------    -----------

Commitments (notes 7 and 8)

Shareholder's equity (notes 3, 4 and 11):
  Capital shares, $40 par value.  Authorized, issued and
   outstanding 66,000 shares                                              2,640          2,640
  Additional paid-in capital                                             52,960         52,960
  Retained earnings                                                      25,209         20,123
  Unrealized gains on securities available-for-sale, net                  3,228          4,454
                                                                    -----------    -----------
                                                                         84,037         80,177
                                                                    -----------    -----------
                                                                    $ 1,366,421        967,582
                                                                    -----------    -----------
                                                                    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Statements of Income

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                        1996           1995           1994
                                                                    -----------    -----------    -----------
Revenues (note 13):
  Investment product and universal life insurance product policy
   charges                                                          $     6,656          4,322          3,601
  Traditional life insurance premiums                                       246            674            311
  Net investment income (note 4)                                         51,045         49,108         45,030
  Realized losses on investments (note 4)                                    (3)          (702)          (625)
                                                                    -----------    -----------    -----------
                                                                         57,944         53,402         48,317
                                                                    -----------    -----------    -----------
Benefits and expenses:
  Benefits and claims                                                    35,524         34,180         29,870
  Amortization of deferred policy acquisition costs                       7,380          5,508          6,940
  Other operating expenses (note 12)                                      7,247          6,567          6,320
                                                                    -----------    -----------    -----------
                                                                         50,151         46,255         43,130
                                                                    -----------    -----------    -----------
   Income before federal income tax expense                               7,793          7,147          5,187
                                                                    -----------    -----------    -----------
Federal income tax expense (benefit) (note 6):
  Current                                                                 9,612          2,012          2,103
  Deferred                                                               (6,905)           361           (244)
                                                                    -----------    -----------    -----------
                                                                          2,707          2,373          1,859
                                                                    -----------    -----------    -----------

   Net income                                                       $     5,086          4,774          3,328
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------



See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Statements of Shareholder's Equity

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)




                                                                                               Unrealized
                                                                                             gains (losses)
                                                               Additional                    on securities       Total
                                                 Capital        paid-in         Retained     available-for-   shareholder's
                                                 shares         capital         earnings        sale, net        equity
                                             --------------  --------------  --------------  --------------  --------------
1994:
  Balance, beginning of year                         $2,640          43,960          12,021              38          58,659
  Capital contribution                                  -             9,000             -               -             9,000
  Net income                                            -               -             3,328             -             3,328
  Adjustment for change in accounting for
   certain investments in debt and equity
   securities, net (note 3)                             -               -               -             4,698           4,698
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (8,439)         (8,439)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          15,349          (3,703)         67,246
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------

1995:
  Balance, beginning of year                          2,640          52,960          15,349          (3,703)         67,246
  Net income                                            -               -             4,774             -             4,774
  Unrealized gains on securities available-
   for-sale, net                                        -               -               -             8,157           8,157
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          20,123           4,454          80,177
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------
1996:
  Balance, beginning of year                          2,640          52,960          20,123           4,454          80,177
  Net income                                            -               -             5,086             -             5,086
  Unrealized losses on securities available-
   for-sale, net                                        -               -               -            (1,226)         (1,226)
                                             --------------  --------------  --------------  --------------  --------------
  Balance, end of year                               $2,640          52,960          25,209           3,228          84,037
                                             --------------  --------------  --------------  --------------  --------------
                                             --------------  --------------  --------------  --------------  --------------





See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                               Statements of Cash Flows

                     Years ended December 31, 1996, 1995 and 1994
                                   ($000's omitted)



                                                                       1996           1995           1994
                                                                    -----------    -----------    -----------
Cash flows from operating activities:
  Net income                                                        $     5,086          4,774          3,328
  Adjustments to reconcile net income to net cash provided by operating activities:
    Capitalization of deferred policy acquisition costs                 (19,987)        (6,754)        (7,283)
    Amortization of deferred policy acquisition costs                     7,380          5,508          6,940
    Commission and expense allowances under coinsurance
      agreement with affiliate (note 12)                                 26,473            -              -
    Amortization and depreciation                                         1,721            878            473
    Realized losses on invested assets, net                                   3            702            625
    Deferred federal income tax (benefit) expense                        (6,905)           361           (244)
    Increase in accrued investment income                                  (725)          (423)          (750)
    (Increase) decrease in other assets                                 (32,539)            62           (126)
    (Decrease) increase in policy liabilities and funds withheld
      on coinsurance agreement with affiliate                            (7,101)           627            926
    Increase (decrease) in accrued federal income tax payable             7,206            698           (254)
    Increase (decrease) in other liabilities                             22,897            368           (505)
                                                                    -----------    -----------    -----------
      Net cash provided by operating activities                           3,509          6,801          3,130
                                                                    -----------    -----------    -----------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                73,966         41,729         24,850
  Proceeds from sale of securities available-for-sale                     2,480          3,070         13,170
  Proceeds from maturity of fixed maturity securities held-to-maturity      -           11,251          8,483
  Proceeds from repayments of mortgage loans on real estate              10,975          8,673          5,733
  Proceeds from sale of real estate                                         -              655            -
  Proceeds from repayments of policy loans                                   23             50              2
  Cost of securities available-for-sale acquired                       (179,671)       (79,140)       (94,130)
  Cost of fixed maturity securities held-to maturity acquired               -           (8,000)       (15,544)
  Cost of mortgage loans on real estate acquired                        (57,395)       (18,000)       (11,000)
  Cost of real estate acquired                                              -              (10)           (52)
  Policy loans issued                                                       (55)           (66)           (80)
  Short-term investments, net                                             4,352         (4,479)         1,407
                                                                    -----------    -----------    -----------
      Net cash used in investing activities                            (145,325)       (44,267)       (67,161)
                                                                    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from capital contribution                                        -              -           9,000
  Increase in investment product and universal life insurance
    product account balances                                            235,286         79,523         95,254
  Decrease in investment product and universal life insurance
    product account balances                                            (89,174)       (42,057)       (40,223)
                                                                    -----------    -----------    -----------
      Net cash provided by financing activities                         146,112         37,466         64,031
                                                                    -----------    -----------    -----------

Net increase in cash                                                      4,296            -              -

Cash, beginning of year                                                     -              -              -
                                                                    -----------    -----------    -----------
Cash, end of year                                                   $     4,296            -              -
                                                                    -----------    -----------    -----------
                                                                    -----------    -----------    -----------




See accompanying notes to financial statements.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Notes to Financial Statements

                          December 31, 1996, 1995 and 19943
                                   ($000's omitted)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

    Nationwide Life and Annuity Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

    The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

    The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining credit and collection policies and by providing for any amounts deemed uncollectible.

         INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    (a)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

         The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

         Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

         Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

         Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

    (b)  REVENUES AND BENEFITS

         INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual variable and fixed annuities and annuities without life contingencies. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

         TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (c)  DEFERRED POLICY ACQUISITION COSTS

         The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

    (d)  SEPARATE ACCOUNTS

         Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives.

    (e)  FUTURE POLICY BENEFITS

         Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

    (f)  FEDERAL INCOME TAX

         The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC). The members of the consolidated tax return group have a tax sharing agreement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

         The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

    (g)  REINSURANCE CEDED

         Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

    (h)  STATEMENTS OF CASH FLOWS

         The Company routinely invests its available cash balances in highly liquid, short-term investments with affiliated companies. See note
         12. As such, the Company had no cash balance as of December 31, 1995 and 1994.

                    NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
           (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Notes to Financial Statements, Continued



    (i)  RECLASSIFICATION

         Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.


(3) CHANGE IN ACCOUNTING PRINCIPLE


    Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:



         Excess of fair value over amortized cost of
           fixed maturity securities available-for-sale    $  18,582
         Adjustment to deferred policy acquisition costs     (11,355)
         Deferred federal income tax                          (2,529)
                                                           ---------
                                                           $   4,698
                                                           ---------
                                                           ---------


(4) INVESTMENTS

    The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996 and 1995:




                                                                     Gross        Gross
                                                       Amortized   unrealized   unrealized   Estimated
                                                         cost        gains        losses     fair value
                                                      ----------   ----------   ----------   ----------
1996:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,695            7           78        3,624
   Obligations of states and political subdivisions          269          -              2          267
   Debt securities issued by foreign governments           6,129          133            8        6,254
   Corporate securities                                  393,371        5,916        1,824      397,463
   Mortgage-backed securities                            236,839        4,621          992      240,468
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     640,303       10,677        2,904      648,076
  Equity securities                                       10,854        1,540          140       12,254
                                                      ----------   ----------   ----------   ----------
                                                      $  651,157       12,217        3,044      660,330
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------

1995:
  Fixed maturity securities:
   U.S. Treasury securities and obligations of U.S.
    government corporations and agencies              $    3,492           18          -          3,510
   Obligations of states and political subdivisions          271          -             (1)         270
   Debt securities issued by foreign governments           6,177          301          -          6,478
   Corporate securities                                  332,425       10,116         (925)     341,616
   Mortgage-backed securities                            196,849        7,649         (621)     203,877
                                                      ----------   ----------   ----------   ----------
     Total fixed maturity securities                     539,214       18,084       (1,547)     555,751
  Equity securities                                       10,256        1,151          -         11,407
                                                      ----------   ----------   ----------   ----------
                                                      $  549,470       19,235       (1,547)     567,158
                                                      ----------   ----------   ----------   ----------
                                                      ----------   ----------   ----------   ----------




See accompanying notes to financial statements.

    The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized     Estimated
                                                         cost       fair value
                                                      ----------    ----------
      Fixed maturity securities available-for-sale:
       Due in one year or less                        $   43,219        43,441
       Due after one year through five years             198,045       200,453
       Due after five years through ten years            121,820       122,595
       Due after ten years                                40,380        41,119
                                                      ----------    ----------
                                                         403,464       407,608
      Mortgage-backed securities                         236,839       240,468
                                                      ----------    ----------
                                                      $  640,303       648,076
                                                      ----------    ----------
                                                      ----------    ----------

    The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                         1996            1995
                                                      ----------    ----------

      Gross unrealized gains                          $    9,173        17,688
      Adjustment to deferred policy acquisition costs     (4,207)      (10,836)
      Deferred federal income tax                         (1,738)       (2,398)
                                                      ----------    ----------
                                                      $    3,228         4,454
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Securities available-for-sale:
       Fixed maturity securities                 $ (8,764)    30,647   (32,692)
       Equity securities                              249      1,283      (190)
      Fixed maturity securities held-to-maturity      -        3,941    (8,407)
                                                 --------   --------  --------
                                                 $ (8,515)    35,871   (41,289)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $2,480, $3,070 and $13,170, respectively. During 1996, gross gains of $181 ($64 and $373 in 1995 and 1994, respectively) and no gross losses ($6 and $73 in 1995 and 1994, respectively) were realized on those sales.

    During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.


    As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.


    The Company has no investments which were non-income producing for the twelve month period preceding December 31, 1996 ($996 of fixed maturity securities in 1995).

    Real estate is presented at cost less accumulated depreciation of $108 as of December 31, 1996 ($81 as of December 31, 1995) and valuation allowances of $229 as of December 31, 1996 ($229 as of December 31, 1995).


    The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as Amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $955 ($966 as of December 31, 1995), which includes $955 (none as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $184 (none as of December 31, 1995) and none ($966 as of December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $964 ($242 in 1995) and interest income recognized on those loans was $16 (none in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.


    Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1996:

                                                         1996          1995
                                                      ----------    ----------

      Allowance, beginning of year                    $      750           860
       Additional charged to operations                      184           -
       Reduction of the allowance credited to
          operations                                         -            (110)
                                                      ----------    ----------
      Allowance, end of year                          $      934           750
                                                      ----------    ----------
                                                      ----------    ----------

    An analysis of investment income by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
      Gross investment income:
       Securities available-for-sale:
        Fixed maturity securities                $ 40,552     35,093    36,720
        Equity securities                             598        713        16
       Fixed maturity securities held-to-maturity      -       4,530       540
       Mortgage loans on real estate                9,991      9,106     8,437
       Real estate                                    214        273       175
       Short-term investments                         507        348       207
       Other                                           57         41        19
                                                 --------   --------  --------
          Total investment income                  51,919     50,104    46,114
      Less: investment expenses                       874        996     1,084
                                                 --------   --------  --------
          Net investment income                  $ 51,045     49,108    45,030
                                                 --------   --------  --------
                                                 --------   --------  --------

    An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                   1996       1995      1994
                                                 --------   --------  --------
       Fixed maturity securities available-for-
         sale                                    $    181       (822)      260
       Mortgage loans on real estate                 (184)       110      (832)
       Real estate and other                           -          10       (53)
                                                 --------   --------  --------
                                                 $     (3)      (702)     (625)
                                                 --------   --------  --------
                                                 --------   --------  --------

    Fixed maturity securities with an amortized cost of $3,403 and $2,806 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(5) FUTURE POLICY BENEFITS

    The liability for future policy benefits for investment contracts has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.6% and 5.3% for the years ended December 31, 1996, 1995 and 1994, respectively.

(6) FEDERAL INCOME TAX

    The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1996 and 1995 are as follows:

                                                         1996          1995
                                                      ----------    ----------
      Deferred tax assets:
       Liabilities in Separate Accounts               $    5,311         3,445
       Future policy benefits                              1,070         5,249
       Mortgage loans on real estate and real estate         407           338
       Other assets and other liabilities                  3,836           708
                                                      ----------    ----------
        Total gross deferred tax assets                   10,624         9,740
                                                      ----------    ----------

      Deferred tax liabilities:
       Fixed maturity securities                           3,268         6,308
       Deferred policy acquisition costs                   2,131         6,262
       Equity securities                                     490           -
                                                      ----------    ----------
        Total gross deferred tax liabilities               5,889        12,570
                                                      ----------    ----------
                                                      $    4,735        (2,830)
                                                      ----------    ----------
                                                      ----------    ----------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. The Company has determined that valuation allowances are not necessary as of December 31, 1996, 1995 and 1994 based on its analysis of future deductible amounts.

    Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:



                                                       1996                1995                1994
                                                 ----------------    ----------------    ----------------
                                                 Amount      %       Amount      %       Amount      %
                                                 ----------------    ----------------    ----------------

Computed (expected) tax expense                  $2,728      35.0    $2,501      35.0    $1,815      35.0
Tax exempt interest and dividends
 received deduction                                (175)     (2.3)     (150)     (2.1)      (50)     (1.0)
Other, net                                          154       2.0        22       0.3        94       1.8
                                                 ------    ------    ------    ------    ------    ------
   Total (effective rate of each year)           $2,707      34.7    $2,373      33.2    $1,859      35.8




    Total federal income tax paid was $2,335, $1,314 and $2,357 during the years ended December 31, 1996, 1995 and 1994, respectively.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS
    107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

    These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

    The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures:

         CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

         FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

         MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

         INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

         POLICY RESERVES ON LIFE INSURANCE CONTRACTS: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

         COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal value because of the short-term nature of such commitments. See note 8.

         Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:



                                                                 1996                         1995
                                                      -------------------------     -------------------------
                                                       Carrying      Estimated       Carrying      Estimated
                                                        amount       fair value       amount       fair value
                                                      ----------     ----------     ----------     ----------

ASSETS

Investments:
  Securities available-for-sale:
   Fixed maturity securities                          $  648,076        648,076        555,751        555,751
   Equity securities                                      12,254         12,254         11,407         11,407
  Mortgage loans on real estate, net                     150,997        152,496        104,736        111,501
  Policy loans                                               126            126             94             94
  Short-term investments                                     492            492          4,844          4,844
  Cash                                                     4,296          4,296            -              -
Assets held in Separate Accounts                         486,251        486,251        257,556        257,556

LIABILITIES

Investment contracts                                      75,417         72,262        616,984        601,582
Policy reserves on life insurance contracts                5,303          5,390          4,296          4,520
Liabilities related to Separate Accounts                 486,251        471,125        257,556        246,996




(8) ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

    Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $19,500 extending into 1997 were outstanding as of December 31, 1996.

    SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 31% (28% in 1995) in any geographic area and no more than 5% (15% in 1995) with any one borrower.

    The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:



                                                                        Apartment
                                  Office      Warehouse     Retail       & other       Total
                                 ---------    ---------    ---------    ---------    ---------
1996:
 East North Central              $   1,968        2,324        8,203        7,867       20,362
 East South Central                    -            -          1,828       11,591       13,419
 Mountain                              -          1,394          -          1,986        3,380
 Middle Atlantic                     2,817          -            883        1,990        5,690
 New England                         1,993          868        1,944          -          4,805
 Pacific                             3,883       15,779       10,093        9,273       39,028
 South Atlantic                      9,926          -         16,209       20,520       46,655
 West North Central                  2,000          -            -            -          2,000
 West South Central                  3,824          -          1,995       10,847       16,666
                                 ---------    ---------    ---------    ---------    ---------
                                 $  26,411       20,365       41,155       64,074      152,005
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                     1,008
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 150,997
                                                                                     ---------
                                                                                     ---------
1995:
 East North Central              $   1,854          878        8,263        3,940       14,935
 East South Central                    -            -          1,877       11,753       13,630
 Mountain                              -            -            -          1,964        1,964
 Middle Atlantic                       882        1,820          901          -          3,603
 New England                           -            895        1,963          -          2,858
 Pacific                             1,923        8,600        8,211        8,838       27,572
 South Atlantic                      3,953          -          9,928       15,797       29,678
 West North Central                    -          1,500          -            -          1,500
 West South Central                  3,881          969          -          4,932        9,782
                                 ---------    ---------    ---------    ---------    ---------
                                 $  12,493       14,662       31,143       47,224      105,522
                                 ---------    ---------    ---------    ---------
                                 ---------    ---------    ---------    ---------
  Less valuation allowances and unamortized discount                                       786
                                                                                     ---------
    Total mortgage loans on real estate, net                                         $ 104,736
                                                                                     ---------
                                                                                     ---------



(9) PENSION PLAN

    The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

    Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

    Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

    Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $189, $214 and $265, respectively.

    The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:


                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Service cost (benefits earned during the period)           $ 75,466       64,524      64,740
Interest cost on projected benefit obligation               105,511       95,283      73,951
Actual return on plan assets                               (210,583)    (249,294)    (21,495)
Net amortization and deferral                               101,795      143,353     (62,150)
                                                           ---------   ---------   ---------
                                                           $ 72,189       53,866      55,046
                                                           ---------   ---------   ---------
                                                           ---------   ---------   ---------

    Basis for measurements, net periodic pension cost:

                                                             1996         1995        1994
                                                           ---------   ---------   ---------

Weighted average discount rate                                  6.00%       7.50%       5.75%
Rate of increase in future compensation levels                  4.25%       6.25%       4.50%
Expected long-term rate of return on plan assets                6.75%       8.75%       7.00%



    Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accumulated benefit obligation:
       Vested                                         $1,338,554     1,236,730
       Nonvested                                          11,149        26,503
                                                      ----------    ----------
                                                      $1,349,703     1,263,233
                                                      ----------    ----------
                                                      ----------    ----------

      Net accrued pension expense:
       Projected benefit obligation for services
         rendered to date                             $1,847,828     1,780,616
       Plan assets at fair value                       1,947,933     1,738,004
                                                      ----------    ----------
          Plan assets in excess of (less than)
            projected benefit obligation                 100,105       (42,612)
       Unrecognized prior service cost                    37,870        42,845
       Unrecognized net gains                           (201,952)      (63,130)
       Unrecognized net asset at transition               37,158        41,305
                                                      ----------    ----------
                                                      $  (26,819)      (21,592)
                                                      ----------    ----------
                                                      ----------    ----------

    Basis for measurements, funded status of plan:

                                                         1996          1995
                                                      ----------    ----------

      Weighted average discount rate                        6.50%         6.00%
      Rate of increase in future compensation levels        4.75%         4.25%


    Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC.

(10)     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

    The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation, however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

    The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $840 and $808, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $78, $66 and $119, respectively.

    The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                 1996         1995        1994
                                                                               ---------   ---------   ---------
Service cost (benefits attributed to employee service during the year)         $  6,541        6,235       8,586
Interest cost on accumulated postretirement benefit obligation                   13,679       14,151      14,011
Actual return on plan assets                                                     (4,348)      (2,657)     (1,622)
Amortization of unrecognized transition obligation of affiliates                    173        2,966         568
Net amortization and deferral                                                     1,830       (1,619)      1,622
                                                                               ---------   ---------   ---------
                                                                               $ 17,875       19,076      23,165
                                                                               ---------   ---------   ---------
                                                                               ---------   ---------   ---------


    Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                         1996          1995
                                                      ----------    ----------
      Accrued postretirement benefit expense:
       Retirees                                       $   92,954        88,680
       Fully eligible, active plan participants           23,749        28,793
       Other active plan participants                     83,986        90,375
                                                      ----------    ----------
         Accumulated postretirement benefit
           obligation (APBO)                             200,689       207,848
       Plan assets at fair value                          63,044        54,325
                                                      ----------    ----------
         Plan assets less than accumulated
           postretirement benefit obligation            (137,645)     (153,523)
       Unrecognized transition obligation of
        affiliates                                         1,654         1,827
       Unrecognized net gains                            (23,225)       (1,038)
                                                      ----------    ----------
                                                      $ (159,216)     (152,734)
                                                      ----------    ----------
                                                      ----------    ----------

    Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:



                                           1996        1996          1995        1995         1994
                                           APBO        NPPBC         APBO        NPPBC        NPPBC
                                        ---------    ---------    ---------    ---------    ---------
Discount rate                               7.25%        6.65%        6.75%        8.00%        7.00%
Long-term rate of return on plan
  assets, net of tax                          -          4.80%         -           8.00%         N/A

Assumed health care cost trend rate:
  Initial rate                             11.00%       11.00%       11.00%       10.00%       12.00%
  Ultimate rate                             6.00%        6.00%        6.00%        6.00%        6.00%
  Uniform declining period               12 Years     12 Years     12 Years     12 Years     12 Years



    The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.


(11)     REGULATORY RISK-BASED CAPITAL AND DIVIDEND RESTRICTION

    Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

    The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1996, 1995 and 1994 was $71,390, $54,978 and $48,947, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1996, 1995 and 1994 was $670, $8,023 and $6,173, respectively.

    The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 1996, the maximum amount available for dividend payment from the Company to its shareholder without prior approval of the Department is $7,139.

    The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.


(12)     TRANSACTIONS WITH AFFILIATES

    The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $410, $287 and $341, respectively.

    Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $2,682, $2,596 and $2,503 in 1996, 1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $2,275 and $1,186 as of December 31, 1996 and 1995, respectively.

    Effective December 31, 1996, the Company entered into an intercompany reinsurance agreement with NLIC whereby certain inforce and subsequently issued fixed individual deferred annuity contracts are ceded on a 100% coinsurance with funds withheld basis. Under 100% coinsurance with funds withheld agreements, invested assets are retained by the ceding company and liabilities for future policy benefits are transferred to the assuming company. In addition, net investment earnings on the invested assets retained by the ceding company are to be paid to the assuming company. Under terms of the Company's agreement, the investment risk associated with changes in interest rates is borne by NLIC. Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company's retention of such risk. The agreement will remain inforce until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. The Company believes that the terms of the 100% coinsurance with funds withheld agreement are consistent in all material respects with what the Company could have obtained with unaffiliated parties.

    The Company has recorded a liability equal to the amount due to NLIC as of December 31, 1996 for $679,571, which represents the future policy benefits of the fixed individual deferred annuity contracts ceded. In consideration for the initial inforce business reinsured, NLIC agreed to pay the Company $26,473 in commission and expense allowances which were applied to the Company's deferred policy acquisition costs as of December 31, 1996. No significant gain or loss was recognized as a result of the agreement.

    The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company
    (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $492 and $4,844 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying balance sheets.

    Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1996 were $14,644, $5,949 and $6,633, respectively.

(13)     SEGMENT INFORMATION

    The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by an affiliated company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses are reported in the Corporate and Other segment.

    During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

    The following table summarizes the revenues and income (loss) before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                        1996           1995           1994
                                                    -----------     -----------    -----------
Revenues:
  Variable Annuities                                $     4,591           2,927          2,435
  Fixed Annuities                                        51,643          50,056         44,812
  Life Insurance                                            165             185            179
  Corporate and Other                                     1,545             234            891
                                                    -----------     -----------    -----------
                                                    $    57,944          53,402         48,317
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Income (loss) before federal income tax expense:
  Variable Annuities                                      1,094           1,196            658
  Fixed Annuities                                         5,156           5,633          5,093
  Life Insurance                                             (1)           (381)          (990)
  Corporate and Other                                     1,544             699            426
                                                    -----------     -----------    -----------
                                                    $     7,793           7,147          5,187
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------

Assets:
  Variable Annuities                                    503,111         267,097        185,332
  Fixed Annuities                                       787,682         643,313        606,696
  Life Insurance                                          2,597           2,665          2,677
  Corporate and Other                                    73,031          54,507         38,335
                                                    -----------     -----------    -----------
                                                    $ 1,366,421         967,582        833,040
                                                    -----------     -----------    -----------
                                                    -----------     -----------    -----------


                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 REGISTRATION STATEMENT comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 74 pages.
                             --

Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:


 1. Power of Attorney dated July 22,      Attached hereto.
    1997.

 2. Resolution of the Depositor's  Board  Included with the Registration
    of Directors authorizing the          Statement on Form N-8B-2 for the
    establishment of the Registrant,      Nationwide VL Separate Account-C (File
    adopted                               No. 811-6137), and is hereby
                                          incorporated herein by reference.


 3. Distribution Contracts                Underwriting or Distribution of
                                          contracts between the Registrant
                                          and Principal Underwriter - Filed
                                          previously in connection with
                                          Registration Statement (SEC File
                                          No. 33-86408) on November 14, 1994
                                          and hereby incorporated by reference.

 4. Form of Security                      To be filed by pre-effective
                                          amendment to the registration
                                          statement.

 5. Articles of Incorporation of          Included with the Registration
                                          Statement on Form N-8B-2 for the
                                          Nationwide VL Separate Account-C (File
                                          No. 811-6137), and is hereby
                                          incorporated herein by reference.
    Depositor
 6. Application form of Security          Attached hereto.

 7. Opinion of Counsel                    Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the Policy Owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              ACCOUNTANTS' CONSENT


The Board of Directors of Nationwide Life and Annuity Insurance  Company:


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.



                                                       KPMG Peat Marwick LLP

Columbus, Ohio
December 31, 1997

                                   SIGNATURES

   As required by the Securities Act of 1933, the Registrant, Nationwide VL Separate Account-C, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 31st day of December, 1997.

                                     NATIONWIDE VL SEPARATE ACCOUNT-C
                                     --------------------------------
                                               (Registrant)

(Seal)                                  NATIONWIDE LIFE AND ANNUITY
Attest:                                     INSURANCE  COMPANY
                                      -------------------------------
                                                 (Depositor)

JOHN F. DELALOYE                      By:     JOSEPH P. RATH
------------------------                 ----------------------------
John F. Delaloye                              Joseph P. Rath


Assistant Secretary           Vice President - Product and Market Compliance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 31st day of December, 1997.


  SIGNATURE                                             TITLE



LEWIS J. ALPHIN                                         Director
---------------------------
Lewis J. Alphin

KEITH W. ECKEL                                          Director
---------------------------
Keith W. Eckel

WILLARD J. ENGEL                                        Director
---------------------------
Willard J. Engel

FRED C. FINNEY                                          Director
---------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                               Director
---------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                 President/Chief Operating Officer and Director
---------------------------
Joseph J. Gasper

HENRY S. HOLLOWAY                      Chairman of the Board and Director
---------------------------
Henry S. Holloway

DIMON RICHARD MCFERSON               Chairman and Chief Executive Officer -
---------------------------       Nationwide Insurance Enterprise and Director
Dimon Richard McFerson

DAVID O. MILLER                                         Director
---------------------------
David O. Miller

C. RAY NOECKER                                          Director
---------------------------
C. Ray Noecker

ROBERT A. OAKLEY                Executive Vice President-Chief Financial Officer
---------------------------
Robert A. Oakley

JAMES F. PATTERSON                  Director             By/s/JOSEPH P. RATH
---------------------------                          --------------------------
James F. Patterson                                           Joseph P. Rath
                                                             Attorney-in-Fact

ARDEN L. SHISLER
---------------------------                             Director
Arden L. Shisler

ROBERT L. STEWART                                       Director
---------------------------
Robert L. Stewart

NANCY C. THOMAS                                         Director
---------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                         Director
---------------------------
Harold W. Weihl